UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 07, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **AngloGold Ashanti Report for the quarter and six months ended 30 June 2013.**



Report
for the quarter and six months ended 30 June 2013

Group results for the quarter….

❖ Solid gold production of 935koz, in-line with guidance provided for the period of 900-950k oz up 4% from the first quarter.
❖ Total cash costs of $898/oz, better than the adjusted guidance range for the period of $900/oz and $920/oz.
❖ $1.25bn bond issue provides additional liquidity in volatile operating environment; improves debt maturity profile.
❖ Net debt at 30 June 2013 was $2.78bn, reflecting a net debt to EBITDA ratio of 1.56 times.
❖ Capital expenditure for 2013 reduced by $100m to $150m, from $2.1bn to $1.95bn.
❖ 2014 expensed exploration target of $150m-$175m (2012:$461m).
❖ Corporate reorganization underway; 2014 corporate cost target of $120m to $140m. (2012: $291m, 2013: $240m forecast).
❖ Tropicana is ahead of schedule and remains within budget; commissioning underway.
❖ Kibali is progressing well and remains on budget and on schedule for production as early as October.
❖ No second-quarter dividend declared given volatile environment; dividend to be reviewed at year-end; reverting to bi-annual dividend schedule.
❖ All Injury Frequency Rate (AIFR) in the quarter was 7.61 per million hours worked, 11% year-on-year improvement.

		Quarter			Six months	
		ended Jun 2013	ended Mar 2013	ended Jun 2012 Restated[1]	ended Jun 2013	ended Jun 2012 Restated[1]
		US dollar / Imperial				
Operating review						
Gold						
Produced	- oz (000)	**935**	899	1,073	1,834	2,054
Price received [2]	- $/oz	**1,421**	1,636	1,607	1,529	1,650
Total cash costs	- $/oz	**898**	894	773	896	769
Total production costs	- $/oz	**1,141**	1,147	980	1,144	979
Financial review						
Adjusted gross profit [3]	- $m	**231**	434	658	665	1,397
Gross profit	- $m	**330**	434	658	765	1,397
(Loss) profit attributable to equity shareholders	- $m	**(2,165)**	239	304	(1,926)	884
	- cents/share	**(559)**	62	79	(497)	229
Headline earnings	- $m	**112**	259	323	372	892
	- cents/share	**29**	67	83	96	231
Adjusted headline (loss) earnings [4]	- $m	**(135)**	113	270	(23)	716
	- cents/share	**(35)**	29	70	(6)	185
Cash flow from operating activities	- $m	**140**	356	506	496	1,132
Capital expenditure	- $m	**556**	512	495	1,069	893

Notes:
1. Restated for changes in the Accounting Policies. Refer to note 13 of the financial statements.
2. Refer to note C "Non-GAAP disclosure" for the definition.
3. Refer to note B "Non-GAAP disclosure" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission ("SEC") on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Quarter 2 2013



Operations **at a glance**

for the quarter ended 30 June 2013

	Production			Total cash costs			Adjusted gross profit (loss) [1]		
	oz (000)	Year-on-year % Variance [2]	Qtr on Qtr % Variance [3]	$/oz	Year-on-year % Variance [2]	Qtr on Qtr % Variance [3]	$m	Year-on-year $m Variance [2]	Qtr on Qtr $m Variance [3]
SOUTH AFRICA	**307**	(15)	(6)	**890**	14	(1)	**81**	(124)	(73)
Vaal River Operations	**110**	(17)	(4)	**958**	8	(6)	**14**	(32)	(21)
Great Noligwa	21	(13)	(13)	992	(12)	(10)	6	-	(3)
Kopanang	47	(16)	-	869	-	(7)	13	(15)	(7)
Moab Khotsong	42	(22)	(2)	1,039	14	(1)	**(5)**	(17)	(10)
West Wits Operations	**136**	(26)	(10)	**829**	(7)	(2)	**38**	(84)	(44)
Mponeng	80	(33)	(14)	766	30	8	27	(69)	(36)
TauTona [4]	56	(14)	(2)	919	3	(14)	11	(15)	(9)
Total Surface Operations	**62**	41	(2)	**903**	2	12	**28**	(9)	(8)
First Uranium SA [5]	27	-	13	892	-	8	10	10	4
Surface Operations	35	(20)	(8)	911	34	15	18	(19)	(13)
INTERNATIONAL OPERATIONS	**628**	(12)	10	**901**	14	-	**169**	(286)	(140)
CONTINENTAL AFRICA	**343**	(16)	24	**883**	16	(11)	**100**	(163)	(29)
Ghana									
Iduapriem	51	9	24	911	(1)	(13)	17	(8)	2
Obuasi	58	(30)	18	1,560	64	(10)	**(32)**	(66)	(2)
Guinea									
Siguiri - Attr. 85%	62	(7)	-	850	14	(15)	30	(14)	(8)
Mali									
Morila - Attr. 40% [6]	17	(23)	13	728	(16)	(6)	11	(4)	(1)
Sadiola - Attr. 41% [6]	23	5	21	1,003	(23)	(9)	10	3	1
Yatela - Attr. 40% [6]	6	-	(40)	1,451	(37)	10	**(1)**	4	(3)
Namibia									
Navachab	13	(38)	(7)	976	1	9	5	(5)	(1)
Tanzania									
Geita	113	(19)	71	514	22	32	68	(60)	(1)
Non-controlling interests, exploration and other							**(7)**	(12)	(14)
AUSTRALASIA	**50**	(30)	(18)	**1,829**	54	40	**(30)**	(55)	(33)
Australia									
Sunrise Dam	50	(30)	(18)	1,713	55	37	**(24)**	(55)	(31)
Exploration and other							**(6)**	-	(2)
AMERICAS	**235**	1	-	**733**	12	10	**100**	(67)	(77)
Argentina									
Cerro Vanguardia - Attr. 92.50%	62	11	13	615	4	5	35	(9)	(7)
Brazil									
AngloGold Ashanti Mineração	76	(22)	(17)	858	24	25	14	(40)	(52)
Serra Grande [7]	37	147	16	675	(23)	(14)	17	10	(6)
United States of America									
Cripple Creek & Victor	60	(6)	9	726	21	13	32	(19)	(11)
Non-controlling interests, exploration and other							**2**	(8)	-
OTHER							**-**	(15)	5
Sub-total	**935**	(13)	4	**898**	16	-	**250**	(425)	(207)
Equity accounted investments included above							**(20)**	(4)	3
AngloGold Ashanti							**231**	(427)	(203)

[1] Refer to note B under "Non-GAAP disclosure" for definition

[2] Variance June 2013 quarter on June 2012 quarter - increase (decrease).

[3] Variance June 2013 quarter on March 2013 quarter - increase (decrease).

[4] As from 1 January 2013, TauTona and Savuka were mined as one operation. For presentation purposes TauTona and Savuka have been combined for the prior quarter and prior year.

[5] Effective 20 July 2012, AngloGold Ashanti acquired 100% of First Uranium (Pty) Limited.

[6] Equity accounted joint ventures.

[7] Effective 1 July 2012, AngloGold Ashanti increased its shareholding in Serra Grande from 50% to 100%.

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER AND SIX MONTHS

CEO STATEMENT

"I am exceptionally pleased to report a solid operational quarter against our guidance, with gold production of 935,000oz up 4% on the first quarter, at a total cash cost of $898/oz," said Chief Executive Officer Srinivasan Venkatakrishnan. "While we recorded an adjusted headline loss over the period, this was due largely to the write-down of ore stockpiles due to the sharply lower gold price, which has declined by some 25% this year. We have adopted a decisive, two-pronged response to this weaker price environment focused on revenue enhancement and improving efficiencies by addressing costs at a number of levels.

"Importantly, while we remain positive on the prospects for the gold price in the long term, we've taken the decision to prepare our business for a volatile gold-price environment where we believe there may be downside risk in the medium term. Graham Ehm, Executive Vice President Group Technical and Planning, is now using a more prudent gold price of $1,100/oz as the planning assumption, with various scenarios above and below that benchmark. This will give us flexibility in a weak market while providing us the opportunity to benefit from widening margins if the price surprises on the upside. While this more conservative approach to planning may have an impact on output levels, we remain steadfastly committed to prioritising cash flow and returns over production levels. Similarly, we continue to carefully review our portfolio to identify assets that no longer meet our investment criteria and may be sold or closed, and for others that may be amenable to partnerships.

"Our revenue enhancement efforts are focused on stripping out unprofitable production and bringing our Tropicana and Kibali projects to production in the coming months. These two important new mines are expected to contribute approximately 550,000oz to 600,000oz of new annual production next year at below our current average cost, improving the group's cash cost profile.

"Our cost efficiency programme has already yielded results. In looking at improving the overall efficiency of our business, we're addressing expenditure on several fronts: corporate costs, exploration spending, project and sustaining capital, and direct operating costs. At each step in this cost rationalisation process we've taken care to ensure we retain core skills and keep our key long term options intact, at a reasonable cost.

"We have completed an extensive organisation redesign that started at the beginning of this year, which aimed to remove duplication and waste, and to create a cleaner leadership structure with more direct accountabilities. We're now implementing the recommendations of that review, which called for us to remove about 40% of all non-mining roles from our global corporate structure. In addition, we are attacking all areas of indirect spend outside of payroll, in order to bank savings going into next year. We're now targeting corporate costs of $120m to $140m next year, around half the $240m initially forecast for 2013, and an even greater saving from the $291m spent last year.

"There will also be a narrowing of the focus for our exploration programme, which includes a global drilling programme as well as investment in our Technology Innovation Consortium in South Africa. We will withdraw from more than a dozen countries and will focus on our three most prospective regions – Tropicana, Colombia and the Siguiri region in Guinea – while also continuing to aggressively advance the underground technology push in South Africa. Expensed exploration and evaluation in 2013 is now anticipated to be $327m, from the $377m initially forecast, a saving of approximately $50m for this year. In 2014, we're now targeting expensed exploration and evaluation spend at between $150m to $175m.

That takes the targeted annual savings from these exploration and corporate cost initiatives together to as much as $437m to $482m next year, as compared to 2012 levels, or more than $100/oz.

"In addition to addressing these overhead costs, we're phasing some of our expenditure on projects in South Africa and have reduced this year's total capital budget by about $150m, to $1.95bn (which includes about $1bn of project capital). As we move into next year we will aim to realise further reductions in sustaining capital by seeking out efficiencies in our planning process, while looking to capture savings in a more benign operating cost environment. We also anticipate a drop in our project capital as a natural consequence of the completion of our Tropicana project and the commissioning of the open-pit mine at the Kibali joint venture.

"This improvement will be complemented by our Project 500 initiative, which aims to realise cost savings of some $500m from across our portfolio by the end of next year. The Project 500 team, overseen by Ron Largent, chief operating officer of our Americas and Continental African portfolio, has already visited four pilot sites – Siguiri, Geita, Cuiaba and Moab Khotsong – and identified a range of significant opportunities that will contribute toward realising this goal.

"In keeping with our prudent approach to balance sheet management and proactively reducing risk, particularly in the prevailing uncertain market conditions, we took advantage of a slightly firmer market in July to raise $1.25bn though a the sale of seven-year bonds. The proceeds will be used to refinance our $732.5m convertible bond which matures in May of next year and the surplus will provide the comfort of additional liquidity. The debt issue removes refinancing risk and improves our debt maturity profile, while only modestly raising annual interest costs, given that we have a 6% mandatory convertible bond that matures in September and a tender offer to redeem the 3.5% convertible notes that would otherwise mature in May.

"While this work to refocus the business continues at a strong pace and in a challenging environment, our first priority remains to operate safely as we work to deliver value to our stakeholders. We have made great strides in recent years to improve the culture of safety in our business, with our Continental Africa business recording the commendable achievement of logging not a single lost time injury in June. All of our four regions, Americas, Australia, Continental Africa, South Africa (save for West Wits) and our exploration sites, were also free of fatalities in the first half of this year. While these achievements are our most important, we recognise that there remains much room for improvement and we will continue to look for innovative ways to reach our ultimate goal of zero harm in the workplace."

FINANCIAL AND CORPORATE REVIEW

Adjusted headline earnings (AHE) was a loss of $135m and 35 US cents per share in the three months to 30 June 2013, compared with $113m or 29 US cents per share the previous quarter, and $270m or 70 US cents per share a year earlier, in the second quarter of 2012. This figure includes a $144m loss associated with stockpile inventory write-downs, indirect tax provisions and corporate restructuring.

Net loss attributable to equity shareholders for the second quarter of 2013 was $2,165m, compared to a profit of $239m in the previous quarter, negatively impacted by a post-tax impairment of tangible and intangible assets and investments and inventory write-downs aggregating $2.4bn. The impairment largely consisted of a write-down of assets in Continental Africa and the Americas and arose primarily from using lower gold price assumptions and higher discount rates.

Operational performance for the second quarter was solid with production within market guidance provided at first quarter of 2013 results, and costs marginally better. Production was 935,000oz at an average total cash cost of $898/oz, compared to 899,000oz at $894/oz the previous quarter and benefitted from a strong ramp up at Geita following a mill replacement in the first quarter of 2013. Total cash costs were slightly better than initial market guidance of $900-950/oz.

Cash flow from operating activities declined from $356m the previous quarter to $140m, reflecting the 13% decline in average realised gold price in the quarter. Total capital expenditure during the second quarter was $556m (including equity accounted joint ventures), compared with $512m the previous quarter and $495m in the second quarter of last year. Of the total capital spent, project capital expenditure during the quarter amounted to $285m. As a result of relatively high project capital levels associated with the advanced Tropicana and Kibali projects, and a weaker gold price in the second quarter of 2013, free cash flow was negative at $497m.

At the end of the second quarter of 2013, net debt was $2.78bn, and the twelve month EBITDA to 30 June 2013 was $1.79bn, resulting in a Net Debt to EBITDA ratio of 1.56 times. This is despite taking on the impact of the South African strike last year and, more recently, a decline in the gold price. The principal factors that accounted for the increase in net debt level during the quarter were:

- Capital expenditures on projects of $285m, the majority of which was spent on key projects at Tropicana and Kibali, and the expansion of CC&V, which is scheduled to contribute additional production from 2015;
- Sustaining capital expenditures, including ore-reserve development expenditure, of $271m.

On 30 July 2013, AngloGold Ashanti issued a seven-year bond due 2020 for an aggregate principal amount of $1.25bn and an annual interest rate of 8.5%.

The bond issue attracted significant interest from fixed income investors and provided the funds for AngloGold Ashanti to launch a tender offer for the repurchase of its $732.5m, 3.5% Guaranteed Convertible Bonds due May 2014. We believe that these transactions will significantly improve the company's debt profile, introducing longer-term debt maturity to the balance sheet and providing additional liquidity in what remains a volatile market and operating environment for global gold producers. Given that the $789m, 6% mandatory convertible bond will be redeemed for shares in September, and the tender offer is currently open to redeem the $732.5m, 3.5% convertible bond, the additional incremental annual interest payments to be incurred by the new bond issue is modest at around $30m.

UPDATE ON CAPITAL PROJECTS

Tropicana is ahead of schedule. The company remains committed to ensuring that its two new gold projects – Tropicana and Kibali – commence commercial production before the end of this year. The Tropicana gold project (AngloGold Ashanti 70% and Independence Group NL 30%) is progressing well, and is ahead of schedule to commission in the third quarter of 2013 and ramp up during the fourth quarter of 2013. The estimated capital expenditure remains unchanged at between A$820-A$845m on a 100% basis. As mentioned by joint venture partner and operator Randgold Resources, on 23 July 2013, Kibali may produce gold as early as October of this year. Together, these projects are expected to add attributable production of approximately 550,000oz to 600,000oz in 2014 at a combined average total cash cost of less than our current average total cash costs.

By the end of June, structural steel, plate work installation, mechanical installation and tailings storage facility construction were complete at Tropicana. The powerhouse was commissioned during the second quarter of 2013 along with the dry plant. First ore was sent to the crushing plant on 26 July. Site activities are now focused on completion of plant sub-systems and the crushing and screening areas to enable pre-commissioning and commissioning to begin, with the commissioning team mobilised on site for a little over two months.

The full operating team is now in place and has been mobilised to the site. The mining department celebrated the first year of operation in July, and mobilisation of the third mining fleet is in progress.

Cash operating cost estimates for the project remain within the previously announced range of A$590/oz to A$630/oz. Average annual production estimates during the first three years also remains in line with previous guidance at between 470,000-490,000oz on a 100% basis.

The **Kibali project**, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), remains on track for production by the end of the year. By the end of June 2013, AngloGold Ashanti spent $447m towards Kibali's development. Significant progress continues to be made towards commissioning. The Process Plant is making progress in preparation of producing first gold in the final quarter of 2013. Completion of the Sulphide circuit is expected in early 2014, which is in-line with the mining schedule. A revised schedule for Kibali has production from underground commencing later mitigated by bringing forward additional open pit ore.

The **CC&V Mine Life Extension 2 (MLE2)** project, an expansion of our CC&V mine in Colorado, continues to progress well. To date, we have spent $118m. The design work on the HG Mill is complete and the facility is on track for completion in the second half of 2014. Construction work for the re-routing of Highway 67 is underway. Construction of the water pumping facility necessary to deliver the required water for the mill is now complete, along with temporary construction warehouses and offices required for the project are all complete and in use. The budget and schedule continue to be well within the plans.

UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW

Cost optimisation and portfolio review:

In order to optimise cash flow from the business, AngloGold Ashanti is working to reduce all costs (direct operating costs, corporate and exploration costs, and capital expenditure), while enhancing revenue by removing unprofitable production from the portfolio and improving the overall quality of its asset base by completing development of its two new projects (Tropicana and Kibali) in the coming months.

On direct operating costs, the previously announced Project 500 initiative is currently underway to remove approximately $500m of operating costs within an 18 month period. This approach has been piloted at four global sites (Siguiri – Guinea, Geita – Tanzania, Moab Khotsong – South Africa and Cuiabá – Brazil), which were selected on the basis of being among the largest long-term producers in the company. Project 500 was well received by the site management teams and potential savings of approximately $235m have been identified. Detailed planning to realise those opportunities and ensure they are integrated into budgets, is currently underway.

Progress has also been made in reducing corporate overhead costs by rationalising corporate structures, reducing the use of consultants and eliminating duplication, redundant management and administrative functions. The operating support structure has been further simplified with operations now falling under the two Chief Operating Officers and the reduction in the size of the executive committee. The process of effecting redundancies has commenced in AngloGold Ashanti's global corporate and exploration structures and we expect that during the last quarter of this year, after taking into account the notice periods that need to be provided to affected employees, approximately 35-40% of these roles will have been removed. Indirect spend, such as travel, communication and IT costs are being rationalised with a view to further sustainable cost savings. In 2014, corporate costs are anticipated to fall from the $240m forecast for this year, to between $120m and $140m. ERP project has also been suspended for Continental Africa region ($113m saving over 3 years).

In light of the lower and more volatile gold price, capital expenditure is also being rationalised with a view of focusing expenditure on higher quality assets and curtailing expenditure or suspending operations on other projects. For example, AngloGold Ashanti announced in November 2012 that capital expenditure significantly slowed at Sadiola in Mali. In addition, Project Zaaiplaats at the Moab Khotsong mine in South Africa has been postponed while alternative development options for the project are being evaluated. The deepening project at Mponeng in the West Wits region of South Africa has also been slowed to optimise expenditure. Capital expenditure for 2013 is now expected to $1.95bn-$2bn, compared to previous guidance of $2.1bn, reflecting a savings of $100m-$150m. Given that both Kibali and Tropicana will go into production later this year, we expect that the level of project capital expenditure in 2014 will be lower than the current year, whilst the Group will also see the added benefit of free cash flow from these two new projects.

AngloGold Ashanti's industry-leading exploration programme has already been significantly refocused to further optimise expenditure, with key areas of emphasis now in Colombia, Australia and Guinea, as well as continuing the investment in the Technology Innovation Consortium, which is developing a production system to help improve underground mining in South Africa. In effecting this more concentrated exploration strategy, AngloGold Ashanti is withdrawing from 13 countries. Management has already reduced this year's residual exploration and evaluation budget by around $50m and will make significantly greater savings next year. Total spending on expensed exploration (greenfield, brownfield, Colombia, SA Technology and evaluation studies) for this year is now expected to total about $327m, compared to the previous guidance of $377m. This number is expected to reduce further in 2014 to $150m - $175m, $30m of which will be allocated to the SA Technology Project.

Although the steps which are outlined above are expected to improve the company's cost base and focus capital expenditure, there will likely be a time lag before some of these measures take effect. It is expected that these measures will result in an improvement in performance which will be reflected in results for the full year 2014. In the interim, however, aggressive moves to reduce discretionary spending and immediate changes to expenditures for the remainder of the year are expected to support the business in the event of any unforeseen operational disruptions and/or a further sharp fall in the gold price.

WAGE NEGOTIATIONS UPDATE

AngloGold Ashanti continues to engage with its employees, through their organised labour representatives, as part of the gold industry's collective bargaining process overseen by the Chamber of Mines. The South African gold industry finds itself in a challenging operating environment, given sharply lower gold prices, lower productivity levels and rising costs and has shed a significant number of jobs over the past decade as these pressures have mounted. Against this backdrop, it is difficult to contemplate wage increases of any kind in the current round of wage talks. Notwithstanding, the gold producers participating in the central bargaining forum have offered a 5% adjustment to salaries as a sign of good faith in the current wage negotiations. While these discussions with organised labour did not initially yield a positive outcome and have entered a process of third-party mediation, through an established legal framework, AngloGold Ashanti remains committed to finding a solution to benefit all parties and not further jeopardise the long-term viability of South Africa's gold industry.

TECHNOLOGY AND INNOVATION UPDATE

During the second quarter of 2013, the Technology Innovation Consortium progressed significantly in prototype development pertaining to the three key technologies that aim to establish the base for a safe, more efficient mining method intended for use at AngloGold Ashanti's deep-level underground mining operations. It is anticipated that this new improved mining method, if successful, will significantly enhance productivity levels of AngloGold Ashanti's South African mining operations:

Orebody Knowledge & Exploration (RC Drilling): A new diamond-enhanced drill bit has been tested, which has resulted in reduced mechanical issues. Further tests have indicated that as the hole deepened, drilling efficiency decreased and declining penetration rates were experienced. New drill rods, designed to ensure increased air flow within the tubes, and thus faster penetration rates at depth, have now been procured and testing of the new rods will commence at the beginning of the third quarter.

Reef Boring (Stoping): The focus in the second quarter was to further enhance drilling effectiveness by applying improved reamer geometries. A newly-designed cutter head (reamer) of 660mm in diameter was manufactured and delivered during the second quarter of 2013. The first 660mm double-pass hole was drilled successfully with increased drilling efficiency: this test hole was completed within 3.9 days compared to the previous rate of 4.4 days using the double-pass method. The final test for the new reamer will be to complete a single pass hole in the shortest possible timeframe and further improve on previous rates of 3.2 days for a 30m hole. Negotiations and processes have commenced for the design and manufacture of the first production machines, with the intention to start manufacturing mid-range machines (40-80cm channel width reefs) as well as small diameter machines (<40cm channel width reefs) during the third quarter. The machines are intended for deployment to the production environment towards the end of the first quarter in 2014.

Ultra High Strength Backfill (UHSB): During the second quarter, an additional five holes were filled at the reef boring test site at TauTona Mine. Three of the holes were fitted with instruments to monitor the performance of the UHSB, as well as the ground conditions of holes being drilled in close proximity. Encouraging advancements in the mixing process have been achieved, leading to reduced times and increased flexibility in the application of the product. Development of the prototype mixer will continue in the third quarter as the Consortium seeks to transform the current system, suitable for niche small volume applications, to a bulk application.

DIVIDEND

The Board has elected to pass on the quarterly dividend given the current market conditions and will review this decision again at year-end. The company will also revert to a bi-annual dividend schedule.

SAFETY

The business experienced two fatalities during the quarter, both in the South Africa Region; at Mponeng and TauTona mines. The TauTona and Mponeng fatalities were caused by a fall of ground and a tramming related incident, respectively. Year-on-year and quarterly Fatal Injury Frequency Rate performance improved 40% and 43%, respectively. The All Injury Frequency Rate for the quarter was at 7.61 per million hours worked, an improvement of 4% quarter-on-quarter and 7% year-on-year.

Safety continues to remain the critical focus area in South Africa through the use of regular safety meetings and the Chencha Nqondo (where focus is placed on changing people's mind-set regarding rules, regulations and people's behaviour) campaign at TauTona. Measures to mitigate the risk of trucks and tramming incidents at Mponeng are currently being implemented. A new safety theme "Safe Gold Our Future" was launched at Mponeng to address the poor safety performance. The implementation of this safety-related initiative will lead to a more conducive working environment that will aid the production performance.

Elsewhere in the business, there has been excellent progress on safety. The Vaal River region in South Africa, as well as Continental Africa, Australia, Americas, Exploration – had no fatalities in the first half of the year. In addition, Continental Africa, which comprises eight mines across five countries, recorded not a single lost time injury during June. This is a significant achievement which shows what progress is possible as we continue to make continuous improvements to our systems and procedures and overall safety culture.

OPERATING HIGHLIGHTS

The **South African** operations produced 307,000oz at a total unit cash cost of $890/oz in the three months to 30 June 2013, compared with 362,000oz at a total cash cost of $779/oz in the same quarter last year. In the West Wits operations, TauTona faced increased costs related to improved safety measures to curtail fall of ground incidents, these include additional steel support in certain areas. At Mponeng, the aftermath of the lightning strike at a major Eskom regional substation towards the end of the first quarter of 2013 further impacted production in the second quarter of 2013 as repairs and maintenance to the damaged infrastructure were performed. Safety-related disruptions, which resulted in lost production of approximately 24,000oz coupled with deteriorating grades, continued to hinder production levels across the region.

At the Vaal River operations, an illegal strike embarked on by employees at the Moab Khotsong mine and the subsequent ramifications had an adverse impact on production. Five hundred and thirty nine employees who participated in the illegal strike were dismissed subsequent to disciplinary processes. Of those dismissed, one hundred and eighty seven were machine operators and this required stoping teams to be reconfigured to make provision for the lost skill set.

Acquisition of Mine Waste Solutions has proved beneficial to the region as planned, as tonnage ramp-up using the Business Process Framework has helped ensure that significantly higher tonnages are now being treated than in the past. Improvements to recoveries are evident as our team manages the process carefully, through the recently established Remote Operations Center. Grades continue to improve as Vaal River tailings now supplement the acquired tailings. Completion of the uranium circuit is expected to allow uranium production to commence in the fourth quarter, and is also expected to improve gold recovery rates.

In **Tanzania,** Geita's production was 113,000oz in the second quarter of 2013 compared to 66,000oz in the previous quarter. This was an increase of 71% as a result of a 90% increase in tonnage throughput following the extended planned downtime in the previous quarter for the replacement of the SAG Mill, partly offset by a planned 10% decrease in recovered grade for the current quarter. Total cash costs increased by 22% to $514/oz compared to the same period last year. The quarter-on-quarter comparison reflects a 32% increase in total cash costs which is due to the fact that stockpiles were processed during the first quarter. In addition, AngloGold Ashanti is in dialogue with Tanzanian authorities and various other groups to find a sustainable solution to a recent increase in illegal mining activity in and around its Geita operation. This activity not only poses a threat to the safety of AngloGold Ashanti's staff, police officials and these illegal miners, but also creates environmental damage and may affect production if left unchecked.

In **Ghana**, production at Obuasi increased 18% quarter-on-quarter due to a 10% increase in tonnes treated and a 6% increase in recovered grade largely as a result of the transition to owner mining. Total cash costs decreased by 10% to $1,560/oz from $1,742/oz the previous quarter. We believe that significant potential exists in the Obuasi orebody and our strategy revolves around the transformation of the underground mine as the key driver. In detail, this plan entails:

- Mining of the Obuasi Deeps Decline to gain appropriate mechanised access to each mining block (except those with only 2-3 years of life remaining) and then ultimately down to the 'Deeps';
- As each new mining area and each existing mining block is reached, it is taken 'off line' in order to allow work to be undertaken that will allow it to be re-established as a highly mechanised and more productive block;
- Investment in Pastefill, primary ventilation and underground infrastructure;
- Mining of surface sources (pits and tailings) to generate further revenue;
- Development of appropriate surface infrastructure based around the south mine, including security fencing, new Tailings Storage Facility and a comprehensive water management system;
- Significant reduction of overhead costs;
- Significant organisational redesign built around a highly mechanised and productive operation; and
- Continuing to address legacy issues associated with the mining operation.

In the medium term, Obuasi needs to self-sustain itself in order to be viable. In the short-term, the intention is to ensure the operation has the appropriate cost structure to sustain itself. The transition to mechanisation will regrettably result in a phased process of retrenchments over the next two years. The Board will assess the progress at Obuasi on a quarterly basis to ensure that the mine is on track to meet its critical milestones.

In **Guinea**, Siguiri's production (85% attributable) was unchanged from the previous quarter at 62,000oz as a result of a 5% increase in tonnage throughput offset by a 6% decrease in recovered grade due to planned treatment of lower grade ore from different ore sources. Siguiri has consistently exceeded its gold production target for the last six quarters, with throughput sustained at record levels achieved in the previous year. Total cash costs were $850/oz, 15% lower than the previous quarter mainly due to the reduced cost of electricity provided to the local community and lower royalty payments due to the lower received price. The implementation of Project 500 is proceeding well with significant and sustainable cost saving opportunities identified.

At Sunrise Dam, in **Australia,** the total cash costs at $1,713/oz was inclusive of additional costs of $350/oz attributable to recommencing mining of high grade ore in the base of the existing open pit, also referred to as the "Crown Pillar" which we expect will provide high grade mill feed for the remainder of the year. Mining in the Crown Pillar was delayed to ensure the wall above the working area was sufficiently stabilised.

At Cerro Vanguardia, in **Argentina**, production (92.5% attributable) at 62,000oz was 13% higher than last quarter mainly due to higher treated tonnes. Silver production (92.5% attributable) at 735,000oz represents a 2% increase when compared to the previous quarter. Import restrictions continue to be a challenge within the country, particularly relating to the lead time in obtaining spare parts, however, this did not have a significant impact on output during the quarter. Rising costs were partially offset by a more favourable exchange rate and lower heap leach costs due to the effect of additional contracts and maintenance expenses which impacted on the previous quarter. Regarding the operational landscape for the second half of the year, several initiatives are being analysed to reduce operational costs and capital expenditures as well. Additionally, the use of an external contractor to increase Cerro Vanguardia's production profile is under consideration.

In **Brazil**, at AngloGold Ashanti Mineração, production was 17% lower than previous quarter at 76,000oz reflecting mine plan changes at Cuiabá as a result of topographic and geotechnical issues and lower production from Córrego do Sítio complex due to lower than planned feed grades at sulphide operations. Despite some relief from the Brazilian Real depreciation, total cash cost was 25% higher at $858/oz as a consequence of lower gold produced and lower by-product credits. At Serra Grande, production was 16% higher than previous quarter at 37,000oz as a result of higher feed grades and metallurgical recovery. Total cash cost was 14% lower at $675/oz as a result of higher gold produced and the depreciation of the Brazilian Real.

The Project 500 team visited Cuiabá in early June. A visit to Serra Grande is planned in August.

In the United States, at **Cripple Creek & Victor**, gold production was 60,000oz which was 10% higher than previous quarter due to improvements to stacking and recovery methods which helped to drawdown inventory. Cash costs increased by 13% to $726/oz versus the previous quarter partially due to higher costs associated with longer waste hauls and more component parts, emulsion, tyres and contract services.

EXPLORATION

Total exploration expenditure during the second quarter of 2013, inclusive of expenditure at equity accounted joint ventures, was $107m ($52m on brownfield, $30m on greenfield and $25m on pre-feasibilty studies), compared with $118m during the same quarter the previous year ($43m on brownfield, $38m on greenfield and $37m on pre-feasibility studies).

At Geita in **Tanzania**, drilling focused on the infill drilling programmes at Nyankanga (Cut 10 & Cut 7) while Mineral Resource delineation drilling was conducted at Nyankanga Deeps, Star & Comet Deeps and Matandani. A total of 4,827m and 4,115m were drilled in Expensed and Capitalised drilling projects. Assay results from holes drilled in the first half of the year from Nyankanga (Cut 7 & 8 OP, Cut 10, Block 1, and Block 2 & Block 4 and Deeps), Geita Hill West, Ridge 8, Star & Comet-Ridge 8 Gap and Matandani were received. Significant intersections were reported from each of these programmes, which continued to confirm their prospectivity.

At Siguiri in **Guinea**, a total of 402 holes for 34,571m of drilling were completed. Infill drilling (1,031m RC) focused mainly on upgrading oxide Mineral Resources at Kossise SW (773m) and Sokunu L3 pits (258m) to the NW of the Sokunu main pit. As anticipated, the drilling at Kossise SW returned some good intersections while the results from the infill programme at Sokunu L3 pits have not yet been received.

Reconnaissance drilling (27,035m), centred on geochemical and geophysical targets at the Kourouda SE (10,419m), Sintroko Southwest (13,107m) and Niono (3,509m) prospects. The results reported for these projects have been generally disappointing, with no significant intercepts reported from Niono and Kourouda SE. Sintroko Southwest returned some good values. Reconnaissance diamond drilling of 612m was conducted at Komatiguiya into the fresh rock to check and confirm lithologic-stratigraphic information.

Fresh rock drilling (3 DD holes & 41 RCDD holes) for 6,505m, focused on the rock beneath the current pits of Bidini (1,527m), Seguelen (2,711m) and Kami (1,656m). This drilling was designed to test the fresh rock potential and depth extent of the ore zones. The exploration to date below the Seguelen and Kami pits confirmed the continuation of the mineralised ore zones below the oxide – fresh rock interface.

Geochemical soil sampling stopped at the end of the second quarter. The soil sampling was conducted on a 200m x 50m grid on the NW of Block 1. During the period 1,377 soil samples were collected, and 832 results were received from the lab with some high values reported. Geophysical surveys are on-going, focused on IP and resistivity gradient surveys at Kintinian Village and Seguelen pit for water supply and dewatering.

In **Colombia**, greenfield exploration continued at the Nuevo Chaquiro target, Quebradona project, in joint venture with B2Gold (AGA 70%). A total of 3,937m of diamond drilling was completed during the quarter and returned further significant results that have extended the known mineralised envelope to the east and north-east. The latest results include 402m @ 0.26g/t Au and 0.53% Cu in CHA-032, 189m @ 0.40g/t Au and 0.48% Cu in CHA-047 and potentially indicate the presence of a higher-grade mineralised core.

Drilling to support the Pre-feasibility study continued at the Gramalote Joint Venture. This included 14,966m completed in programmes directed toward Mineral Resource infill drilling and opportunities for Mineral Resource addition. Drilling also continued for facility condemnation, geotechnical and hydrology studies.

At La Colosa, drilling activities resumed with 1,210m completed for Mineral Resource extensions. Hydrology and geotechnical drilling programmes continued.

In **Australia**, aircore drilling progressed solidly at the Tropicana JV (AngloGold Ashanti 70%) during the quarter with 30,675m drilled on several prospects in the south-western end of the Tropicana JV package. Recent results from the Beetle Juice and Madras Prospects, within 15km to 40km of the Tropicana Gold Mine have returned encouraging gold and base-metals results and are scheduled for further work in the next quarter. At the Viking project (AngloGold Ashanti 100%) RC drilling was completed for 2,208m and follows up significant results previously returned in diamond drilling. At the Nyngan JV (AngloGold Ashanti earning 70%), a gravity survey commenced late in the quarter, while in South Australia, AngloGold Ashanti withdrew from the Gawler JV.

In **Guinea**, exploration work continued on the Kounkoun trend in Block 3, with infill and delineation drilling at KK1, KK3 and KK6 targets with a total of 12,649m of combined aircore, RC and diamond completed. Encouragingly, mineralisation continues to remain open down-dip and along strike with the best results for the second quarter including, but not limited to (true widths), 52.2m @ 2.11g/t Au in KKRC361, 18.7m @ 4.21g/t Au in KKRC362, 29.5m @ 2.94g/t Au in KKRC363 and 57.1m @ 1.95g/t Au in KKRC370. Within Block 2, reconnaissance RC drilling, totalling 5,498m commenced at the highly-prospective Danaya prospect, with preliminary results returning encouraging intersections requiring further follow-up work.

Detailed information on the exploration activities and studies both for brownfields and greenfields is available on the AngloGold Ashanti website (www.anglogoldashanti.com).

OUTLOOK

Gold production for the third quarter of 2013 is estimated at 950koz to 1,000koz. Total cash costs are estimated at between $860/oz-$890/oz at an average exchange rate of R9.85/$, BRL2.15/$, A$0.92/$ and AP5.39/$ and fuel at $105/barrel.

This includes the ongoing impact of annual power tariff increases and winter power tariffs in South Africa. Both cost and production estimates may be impacted by work stoppages in South Africa.

Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's prospectus supplement to its prospectus dated 17 July 2012 filed with the SEC on 26 July 2013 and available on the SEC's homepage at http://www.sec.gov.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2013 Reviewed	Quarter ended March 2013 Reviewed	Quarter ended June 2012 Restated Reviewed	Six months ended June 2013 Reviewed	Six months ended June 2012 Restated Reviewed
Revenue	2	**1,301**	1,518	1,684	2,819	3,478
Gold income	2	**1,242**	1,463	1,619	2,705	3,325
Cost of sales	3	**(1,012)**	(1,029)	(961)	(2,040)	(1,928)
Gain on non-hedge derivatives and other commodity contracts		**100**	-	-	100	-
Gross profit		**330**	434	658	765	1,397
Corporate administration, marketing and other expenses		**(57)**	(65)	(69)	(123)	(136)
Exploration and evaluation costs		**(79)**	(79)	(88)	(158)	(165)
Other operating expenses	4	**(10)**	(1)	(28)	(11)	(35)
Special items	5	**(3,203)**	(25)	8	(3,228)	25
Operating (loss) profit		**(3,019)**	264	481	(2,755)	1,086
Dividends received	2	**-**	5	-	5	-
Interest received	2	**10**	6	9	17	21
Exchange gain (loss)		**5**	(4)	8	-	6
Finance costs and unwinding of obligations	6	**(69)**	(64)	(49)	(133)	(98)
Fair value adjustment on option component of convertible bonds		**-**	9	24	9	67
Fair value adjustment on mandatory convertible bonds		**175**	137	29	312	108
Share of equity-accounted investments' (loss) profit	5	**(183)**	(7)	(7)	(190)	14
(Loss) profit before taxation		**(3,081)**	346	495	(2,735)	1,204
Taxation	7	**895**	(98)	(194)	797	(308)
(Loss) profit for the period		**(2,186)**	248	301	(1,938)	896
Allocated as follows:						
Equity shareholders		**(2,165)**	239	304	(1,926)	884
Non-controlling interests		**(21)**	9	(3)	(12)	12
		(2,186)	248	301	(1,938)	896
Basic (loss) earnings per ordinary share (cents) [1]		**(559)**	62	79	(497)	229
Diluted (loss) earnings per ordinary share (cents) [2]		**(575)**	27	65	(548)	179

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and six months ended 30 June 2013 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Executive Officer and Mr Richard Duffy, the Group's Chief Financial Officer. The financial statements for the quarter and six months ended 30 June 2013 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Group **statement of comprehensive income**

US Dollar million	Quarter ended June 2013	Quarter ended March 2013	Quarter ended June 2012	Six months ended June 2013	Six months ended June 2012
	Reviewed	Reviewed	Restated Reviewed	Reviewed	Restated Reviewed
(Loss) profit for the period	**(2,186)**	248	301	(1,938)	896
Items that may be reclassified subsequently to profit or loss:					
Exchange differences on translation of foreign operations	**(191)**	(149)	(128)	(340)	(32)
Net loss on available-for-sale financial assets	**(12)**	(14)	(12)	(26)	(11)
Release on disposal and impairment of available-for-sale financial assets	**13**	12	-	25	1
Deferred taxation thereon	**-**	2	5	2	5
	1	-	(7)	1	(5)
Items that will not be reclassified to profit or loss:					
Actuarial loss recognised	**30**	-	-	30	-
Deferred taxation rate change thereon	**-**	-	-	-	(9)
Deferred taxation thereon	**(8)**	-	-	(8)	-
	22	-	-	22	(9)
Other comprehensive loss for the period, net of tax	**(168)**	(149)	(135)	(317)	(46)
Total comprehensive (loss) income for the period, net of tax	**(2,354)**	99	166	(2,255)	850
Allocated as follows:					
Equity shareholders	**(2,333)**	90	169	(2,243)	838
Non-controlling interests	**(21)**	9	(3)	(12)	12
	(2,354)	99	166	(2,255)	850

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at June 2013 Reviewed	As at March 2013 Reviewed	As at December 2012 Unaudited	As at June 2012 Restated Reviewed
ASSETS					
Non-current assets					
Tangible assets		**4,659**	7,743	7,776	6,876
Intangible assets		**281**	321	315	243
Investments in equity-accounted associates and joint ventures		**1,127**	1,172	1,047	821
Other investments		**130**	147	167	178
Inventories		**590**	647	610	454
Trade and other receivables		**34**	48	79	81
Deferred taxation		**546**	93	97	61
Cash restricted for use		**29**	29	29	24
Other non-current assets		**7**	7	7	9
		7,403	10,207	10,127	8,747
Current assets					
Inventories		**1,068**	1,196	1,213	1,053
Trade and other receivables		**450**	466	472	462
Cash restricted for use		**34**	34	35	32
Cash and cash equivalents		**415**	680	892	987
		1,967	2,376	2,612	2,534
Non-current assets held for sale	14	**137**	-	-	2
		2,104	2,376	2,612	2,536
TOTAL ASSETS		**9,507**	12,583	12,739	11,283
EQUITY AND LIABILITIES					
Share capital and premium	10	**6,758**	6,752	6,742	6,711
Accumulated losses and other reserves		**(3,552)**	(1,204)	(1,269)	(1,147)
Shareholders' equity		**3,206**	5,548	5,473	5,564
Non-controlling interests		**(14)**	21	21	60
Total equity		**3,192**	5,569	5,494	5,624
Non-current liabilities					
Borrowings		**2,212**	2,844	2,724	2,492
Environmental rehabilitation and other provisions		**1,043**	1,174	1,238	795
Provision for pension and post-retirement benefits		**164**	205	221	217
Trade, other payables and deferred income		**2**	2	10	14
Derivatives		**-**	1	10	26
Deferred taxation		**583**	1,063	1,084	1,153
		4,004	5,289	5,287	4,697
Current liabilities					
Borrowings		**1,281**	662	859	32
Trade, other payables and deferred income		**868**	929	979	732
Bank overdraft		**31**	-	-	-
Taxation		**74**	134	120	198
		2,254	1,725	1,958	962
Non-current liabilities held for sale	14	**57**	-	-	-
		2,311	1,725	1,958	962
Total liabilities		**6,315**	7,014	7,245	5,659
TOTAL EQUITY AND LIABILITIES		**9,507**	12,583	12,739	11,283

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended June 2013 Reviewed	Quarter ended March 2013 Restated Reviewed	Quarter ended June 2012 Restated Reviewed	Six months ended June 2013 Reviewed	Six months ended June 2012 Restated Reviewed
Cash flows from operating activities					
Receipts from customers	**1,343**	1,492	1,691	2,835	3,449
Payments to suppliers and employees	**(1,147)**	(1,084)	(1,062)	(2,230)	(2,102)
Cash generated from operations	**196**	408	629	605	1,347
Dividends received from equity-accounted joint ventures	**-**	8	20	8	40
Taxation paid	**(56)**	(60)	(143)	(117)	(255)
Net cash inflow from operating activities	**140**	356	506	496	1,132
Cash flows from investing activities					
Capital expenditure	**(418)**	(384)	(418)	(802)	(774)
Interest capitalised and paid	**(3)**	(4)	(2)	(7)	(4)
Expenditure on intangible assets	**(20)**	(13)	(20)	(33)	(28)
Proceeds from disposal of tangible assets	**7**	-	1	7	2
Other investments acquired	**(24)**	(32)	(23)	(56)	(62)
Proceeds from disposal of investments	**22**	27	19	49	55
Investments in equity-accounted associates and joint ventures	**(124)**	(150)	(66)	(274)	(111)
Proceeds from disposal of equity-accounted associates and joint ventures	**1**	5	-	6	20
Loans advanced to equity-accounted associates and joint ventures	**(22)**	-	(48)	(23)	(63)
Loans repaid by equity-accounted associates and joint ventures	**2**	-	1	2	1
Dividends received	**-**	5	1	5	1
Proceeds from disposal of subsidiary	**-**	1	-	1	-
(Decrease) increase in cash restricted for use	**(5)**	-	20	(4)	2
Interest received	**4**	4	8	9	18
Net cash outflow from investing activities	**(580)**	(541)	(527)	(1,120)	(943)
Cash flows from financing activities					
Proceeds from issue of share capital [2]	**-**	-	-	-	1
Proceeds from borrowings	**319**	146	150	466	150
Repayment of borrowings	**(72)**	(95)	(4)	(168)	(8)
Finance costs paid	**(62)**	(37)	(57)	(100)	(72)
Acquisition of non-controlling interest	**-**	-	(215)	-	(215)
Revolving credit facility and bond transaction costs	**-**	(5)	-	(5)	(8)
Dividends paid	**(27)**	(26)	(66)	(53)	(168)
Net cash inflow (outflow) from financing activities	**158**	(17)	(192)	140	(320)
Net decrease in cash and cash equivalents	**(282)**	(202)	(213)	(484)	(131)
Translation	**(15)**	(10)	(16)	(25)	6
Cash and cash equivalents at beginning of period	**680**	892	1,216	892	1,112
Cash and cash equivalents at end of period [1]	**383**	680	987	383	987
Cash generated from operations					
(Loss) profit before taxation	**(3,081)**	346	495	(2,735)	1,204
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(100)**	-	-	(100)	-
Amortisation of tangible assets	**206**	213	203	419	403
Finance costs and unwinding of obligations	**69**	64	49	133	98
Environmental, rehabilitation and other expenditure	**(15)**	(8)	5	(22)	-
Special items	**3,204**	30	2	3,234	3
Amortisation of intangible assets	**8**	2	1	9	2
Fair value adjustment on option component of convertible bonds	**-**	(9)	(24)	(9)	(67)
Fair value adjustment on mandatory convertible bonds	**(175)**	(137)	(29)	(312)	(108)
Interest received	**(10)**	(6)	(9)	(17)	(21)
Share of equity-accounted investments' loss (profit)	**183**	7	7	190	(14)
Other non-cash movements	**8**	4	40	14	70
Movements in working capital	**(101)**	(98)	(111)	(199)	(223)
	196	408	629	605	1,347
Movements in working capital					
Increase in inventories	**(58)**	(39)	(92)	(98)	(122)
(Increase) decrease in trade and other receivables	**(1)**	18	(37)	18	(91)
(Decrease) increase in trade and other payables	**(42)**	(77)	18	(119)	(10)
	(101)	(98)	(111)	(199)	(223)

[1] The cash and cash equivalents balance at 30 June 2013 includes a bank overdraft included in the statement of financial position as part of current liabilities of $31m.

[2] The March 2013 quarter proceeds from issue of share capital was adjusted for the non-cash portion of share-based payments.

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

	Equity holders of the parent									
US Dollar million	**Share capital and premium**	**Other capital reserves**	**Accumu-lated losses**	**Cash flow hedge reserve**	**Available for sale reserve**	**Actuarial (losses) gains**	**Foreign currency translation reserve**	**Total**	**Non-controlling interests**	**Total equity**
Balance at 31 December 2011 - as previously reported	6,689	171	(1,300)	(2)	18	(78)	(469)	5,029	137	5,166
Restated for IFRIC 20 adjustments [(1)]			(46)				(1)	(47)		(47)
Restated for IAS19 adjustments [(1)]			(5)			5		-		-
Balance at 31 December 2011 - restated	6,689	171	(1,351)	(2)	18	(73)	(470)	4,982	137	5,119
Profit for the period			884					884	12	896
Other comprehensive loss					(5)	(9)	(32)	(46)		(46)
Total comprehensive income (loss)	-	-	884	-	(5)	(9)	(32)	838	12	850
Shares issued	22							22		22
Share-based payment for share awards net of exercised		12						12		12
Acquisition of non-controlling interest			(144)					(144)	(71)	(215)
Dividends paid			(147)					(147)		(147)
Dividends of subsidiaries								-	(17)	(17)
Translation		(3)	2			2		1	(1)	-
Balance at 30 June 2012 - restated	6,711	180	(756)	(2)	13	(80)	(502)	5,564	60	5,624
Balance at 31 December 2012 - restated	**6,742**	**177**	**(806)**	**(2)**	**13**	**(89)**	**(562)**	**5,473**	**21**	**5,494**
Loss for the period			**(1,926)**					**(1,926)**	**(12)**	**(1,938)**
Other comprehensive income (loss)					**1**	**22**	**(340)**	**(317)**		**(317)**
Total comprehensive (loss) income	**-**	**-**	**(1,926)**	**-**	**1**	**22**	**(340)**	**(2,243)**	**(12)**	**(2,255)**
Shares issued	**16**							**16**		**16**
Dividends paid			**(40)**					**(40)**		**(40)**
Dividends of subsidiaries								**-**	**(23)**	**(23)**
Translation		**(20)**	**10**		**(2)**	**12**		**-**		**-**
Balance at 30 June 2013	**6,758**	**157**	**(2,762)**	**(2)**	**12**	**(55)**	**(902)**	**3,206**	**(14)**	**3,192**

[(1)] Refer note 13.

Rounding of figures may result in computational discrepancies.

Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income					
South Africa	**423**	507	539	930	1,063
Continental Africa	**477**	535	653	1,012	1,376
Australasia	**71**	94	117	165	232
Americas	**337**	395	390	732	822
	1,308	1,532	1,700	2,839	3,493
Equity-accounted investments included above	**(65)**	(69)	(81)	(134)	(168)
	1,242	1,463	1,619	2,705	3,325
Gross profit (loss)					
South Africa	**180**	154	205	334	387
Continental Africa	**100**	129	263	228	598
Australasia	**(30)**	3	25	(27)	42
Americas	**100**	177	167	277	402
Corporate and other	**-**	(5)	15	(5)	18
	350	457	675	807	1,448
Equity-accounted investments included above	**(20)**	(23)	(16)	(43)	(51)
	330	434	658	765	1,397
Capital expenditure					
South Africa	**123**	101	130	223	236
Continental Africa	**221**	208	219	429	382
Australasia	**100**	101	52	201	94
Americas	**113**	98	80	211	165
Corporate and other	**-**	4	14	4	17
	556	512	495	1,069	893
Equity-accounted investments included above	**(117)**	(97)	(54)	(215)	(89)
	439	415	441	854	805

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012	Jun 2013	Jun 2012
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	oz (000)				
Gold production					
South Africa	**307**	327	362	634	668
Continental Africa	**343**	276	407	619	789
Australasia	**50**	61	71	111	139
Americas	**235**	234	233	469	458
	935	899	1,073	1,834	2,054

	As at Jun 2013	As at Mar 2013	As at Dec 2012	As at Jun 2012 Restated
	Reviewed	Reviewed	Unaudited	Reviewed
	US Dollar million			
Total assets [1]				
South Africa	**2,446**	2,841	3,082	2,234
Continental Africa	**3,401**	5,092	4,846	4,668
Australasia	**1,104**	1,143	1,045	803
Americas	**2,169**	2,880	2,878	2,658
Corporate and other	**387**	627	888	919
	9,507	12,583	12,739	11,283

[1] During the June 2013 quarter, post tax impairments of $213m were accounted for in South Africa, $1,555m in Continental Arica, $608m in the Americas and $9m in Corporate and other.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2013

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2012 except for the adoption of new standards and interpretations effective 1 January 2013 (Refer note 13).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, The Financial Reporting Guidelines as issued by the South African Institute of Chartered Accountants, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and six months ended 30 June 2013.

2. Revenue

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012	Jun 2013	Jun 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Gold income	**1,242**	1,463	1,619	2,705	3,325
By-products (note 3)	**42**	34	43	77	104
Dividends received	**-**	5	-	5	-
Royalties received (note 5)	**6**	10	12	16	28
Interest received	**10**	6	9	17	21
	1,301	1,518	1,684	2,819	3,478

3. Cost of sales

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012	Jun 2013	Jun 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Cash operating costs	**825**	785	782	1,611	1,516
By-products revenue (note 2)	**(42)**	(34)	(43)	(77)	(104)
	783	751	739	1,534	1,412
Royalties	**30**	37	44	67	93
Other cash costs	**11**	9	8	20	15
Total cash costs	**824**	797	792	1,621	1,520
Retrenchment costs	**4**	6	3	8	6
Rehabilitation and other non-cash costs	**12**	11	25	24	34
Production costs	**840**	814	820	1,653	1,560
Amortisation of tangible assets	**206**	213	203	419	403
Amortisation of intangible assets	**8**	2	1	9	2
Total production costs	**1,053**	1,029	1,024	2,081	1,965
Inventory change	**(41)**	-	(63)	(41)	(36)
	1,012	1,029	961	2,040	1,928

4. Other operating expenses

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012	Jun 2013	Jun 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Pension and medical defined benefit provisions	**7**	4	26	11	31
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**3**	(3)	2	-	4
	10	1	28	11	35

Rounding of figures may result in computational discrepancies.

5. Special items

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Impairment and derecognition of goodwill, tangible and intangible assets (note 8)	**2,982**	1	1	**2,983**	1
Impairment of other investments (note 8)	**14**	12	-	**26**	1
Impairment reversal of intangible assets (note 8)	**-**	-	-	**-**	(10)
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 8)	**(4)**	1	3	**(3)**	5
Royalties received (note 2)	**(6)**	(10)	(12)	**(16)**	(28)
Indirect tax expenses and legal claims	**28**	3	-	**31**	6
Inventory write-off due to fire at Geita	**-**	14	-	**14**	-
Legal fees and other costs related to MBC contract termination	**-**	2	-	**2**	-
Settlement costs of a legal claim at First Uranium	**-**	2	-	**2**	-
Write-down of stockpiles and heap leach to net realisable value	**178**	-	-	**178**	-
Corporate retrenchment costs	**4**	-	-	**4**	-
Write-off of loans	**7**	-	-	**7**	-
	3,203	25	(8)	**3,228**	(25)

Impairment, derecognition of assets and write-down of inventories to net realisable value includes the following:

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units' recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values at 30 June 2013 and impairment losses were recognised. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.

	Goodwill impairment	Tangible asset impairment	Intangible asset impairment	Asset derecognition[1]	Investments in equity-accounted associates and joint ventures impairment	Inventory write-down	Pre-tax sub total	Taxation thereon	Post-tax total
	US Dollar million								
South Africa	-	293	-	-	-	1	294	(81)	213
Continental Africa	-	1,646	-	103	178	177	2,104	(549)	1,555
Americas	14	914	12	-	-	-	940	(332)	608
Corporate and other	-	-	-	-	9	-	9	-	9
	14	2,853	12	103	187	178	3,347	(962)	2,385

[1] The Mongbwalu project in the Democratic Republic of the Congo discontinued.

Rounding of figures may result in computational discrepancies.

Impairment calculation assumptions – goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:
- the gold price assumption represents management's best estimate of the future price of gold. A long-term real gold price of $1,252/oz (2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:
- proved and probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- the real pre-tax discount rate, per cash generating unit which ranged from 6.21% to 18.07% is derived from the group's weighted average cost of capital (WACC) and risk factors which was consistent with the basis used in 2012. The group WACC of 6.54% (real, post-tax) which is 128 basis points higher than in 2012 of 5.26%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects in South Africa and Continental Africa region;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years;
- under International Financial Reporting Standards it is clear that in preparing interim financial reports, companies make more use of estimation methods than they do in the process of annual financial reporting. AngloGold Ashanti's estimates of a range of factors, including its reserve and resource inventory and future production and cost levels, are premised on an extensive annual planning process (the last of which was completed at the end of 2012). AngloGold Ashanti's impairments totalling $2.4bn were calculated using these most recent planning estimates from the end of 2012, along with adjustments to elements that are known. They do not include information from optimised mine plans, which are currently being prepared and will include measures to mitigate the effects of the recent decline in the gold price. Bearing in mind the assumptions made and the information used, these estimates of impairments necessarily contain a greater element of uncertainty than those traditionally completed at year-end and will be updated in our fourth-quarter results, scheduled for release in February of 2014; and
- variable operating cash flows are increased at local Consumer Price Index rates.

Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures

The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results. Included in share of equity-accounted investments' loss of $183m is an impairment of $187m.

Net realisable value calculation assumptions – Inventory

The decline in the spot gold price to $1,200/oz resulted in a net realisable value decrease below carrying value of the stockpiles and heap leaches at certain operations. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.

6. Finance costs and unwinding of obligations

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
Finance costs	54	49	36	103	70
Unwinding of obligations, accretion of convertible bonds and other discounts	15	15	13	30	28
	69	64	49	133	98

7. Taxation

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
South African taxation					
Mining tax	(7)	17	31	10	57
Non-mining tax	-	-	4	-	5
Under (over) prior year provision	1	(1)	1	(1)	1
Deferred taxation					
Temporary differences	(69)	10	7	(59)	18
Unrealised non-hedge derivatives and other commodity contracts	27	-	-	27	-
Change in statutory tax rate	-	-	-	-	(131)
	(49)	25	43	(23)	(49)
Foreign taxation					
Normal taxation	(15)	54	92	40	219
Under prior year provision	-	-	6	-	5
Deferred taxation					
Temporary differences	(831)	17	53	(814)	95
Change in statutory tax rate	-	-	-	-	38
	(846)	72	151	(774)	357
	(895)	98	194	(797)	308

8. Headline earnings

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
	US Dollar million				
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:					
(Loss) profit attributable to equity shareholders	(2,165)	239	304	(1,926)	884
Impairment and derecognition of goodwill, tangible and intangible assets (note 5)	2,982	1	1	2,983	1
Impairment reversal of intangible assets (note 5)	-	-	-	-	(10)
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	(4)	1	3	(3)	5
Impairment of other investments (note 5)	14	12	-	26	1
Net impairment of investment in equity-accounted associates and joint ventures	187	7	14	194	12
Special items of equity-accounted associates and joint ventures	-	-	-	-	(3)
Taxation on items above - current portion	1	-	-	1	-
Taxation on items above - deferred portion	(902)	(1)	1	(903)	1
	112	259	323	372	892
Headline earnings per ordinary share (cents) [1]	29	67	83	96	231
Diluted headline (loss) earnings per ordinary share (cents) [2]	(13)	32	69	19	181

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares of 406,775,243 for the six months ended 30 June 2013 and 406,562,204 for the quarter ended 30 June 2013.

Rounding of figures may result in computational discrepancies.

9. Number of shares

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012	Jun 2013	Jun 2012
			Restated		Restated
	Reviewed	Reviewed	Reviewed	Reviewed	Reviewed
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**383,781,042**	383,626,668	382,812,185	383,781,042	382,812,185
E ordinary shares in issue	**1,592,308**	1,610,376	2,513,952	1,592,308	2,513,952
Total ordinary shares:	**385,373,350**	385,237,044	385,326,137	385,373,350	385,326,137
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**383,715,540**	383,423,554	382,507,333	383,571,718	382,504,246
E ordinary shares	**1,599,076**	1,613,092	2,550,514	1,604,681	2,560,095
Fully vested options	**1,735,734**	2,038,229	1,799,218	2,059,490	1,734,133
Weighted average number of shares	**387,050,350**	387,074,875	386,857,065	387,235,889	386,798,474
Dilutive potential of share options [1]	**-**	1,210,482	1,335,926	-	1,353,761
Dilutive potential of convertible bonds [1]	**18,140,000**	18,140,000	33,524,615	18,140,000	33,524,615
Diluted number of ordinary shares	**405,190,350**	406,425,357	421,717,606	405,375,889	421,676,850

[1] For the quarter and six months ended 30 June 2013, the dilutive effect of the share options and the 3.5% convertible bonds were not taken into account as the effect was anti-dilutive.

10. Share capital and premium

	As at			
	Jun 2013	Mar 2013	Dec 2012	Jun 2012
				Restated
	Reviewed	Reviewed	Unaudited	Reviewed
	US Dollar Million			
Balance at beginning of period	**6,821**	6,821	6,782	6,782
Ordinary shares issued	**16**	11	46	22
E ordinary shares issued and cancelled	**-**	-	(7)	(1)
Sub-total	**6,837**	6,832	6,821	6,803
Redeemable preference shares held within the group	**(53)**	(53)	(53)	(53)
Ordinary shares held within the group	**(10)**	(11)	(10)	(17)
E ordinary shares held within the group	**(16)**	(16)	(16)	(22)
Balance at end of period	**6,758**	6,752	6,742	6,711

11. Exchange rates

	Jun 2013	Mar 2013	Dec 2012	Jun 2012
	Unaudited	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	**9.18**	8.91	8.20	7.93
ZAR/USD average for the quarter	**9.45**	8.91	8.67	8.12
ZAR/USD closing	**9.94**	9.21	8.45	8.16
AUD/USD average for the year to date	**0.99**	0.96	0.97	0.97
AUD/USD average for the quarter	**1.01**	0.96	0.96	0.99
AUD/USD closing	**1.08**	0.96	0.96	0.98
BRL/USD average for the year to date	**2.03**	2.00	1.95	1.86
BRL/USD average for the quarter	**2.07**	2.00	2.06	1.96
BRL/USD closing	**2.20**	2.01	2.05	2.02
ARS/USD average for the year to date	**5.12**	5.01	4.55	4.39
ARS/USD average for the quarter	**5.24**	5.01	4.80	4.44
ARS/USD closing	**5.37**	5.12	4.92	4.53

12. Capital commitments

	Jun 2013	Mar 2013	Dec 2012	Jun 2012
				Restated
	Reviewed	Reviewed	Unaudited	Reviewed
	US Dollar Million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**601**	1,210	1,075	491

[1] Includes capital commitments relating to equity-accounted joint ventures.

Rounding of figures may result in computational discrepancies.

Liquidity and capital resources

To service these capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

13. **Change in accounting policies**

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 January 2013:

IFRS 7	Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRSs	Annual Improvements 2009 - 2011
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income
IAS 19	Employee Benefits (revised)
IAS 27	Separate Financial Statements (Revised 2011)
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

New standards and amendments which have an impact on the interim consolidated financial statements of the group are described below:

IAS 1 Presentation of Financial Statements. The group adopted the amendments to IAS 1 which required it to group other comprehensive income items by those that will be reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group's financial position or performance.

The accounting policies adopted are significantly consistent with those of the previous financial year, except for the changes arising due to the adoption of IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" and the adoption of IAS 19 "Employee Benefits" (revised) (IAS 19) which became effective for annual reporting periods beginning on or after 1 January 2013. IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine ("production stripping costs") as an asset. The interpretation impacts the way in which the group accounts for production stripping costs.

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures.

In case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets. The effect of the adoption of IAS 19 is explained in Note 13.2.

13.1 IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine"

Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.

Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the orebody as a whole.

IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:

- The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
- The way in which any stripping activity assets are to be depreciated.

In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an orebody is as follows:

Transition

IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ending 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated.

If there is no identifiable component of the orebody to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.

Impact of IFRIC 20

For purposes of the quarterly results, the adoption of IFRIC 20 at the transition date of 1 January 2011; the adjustments required for the financial reporting period from the transition date until the beginning of the preceding period presented, i.e. 1 January 2011 to 31 December 2011; and the adjustments required for the financial reporting period 1 January 2012 to 31 December 2012, had the following cumulative impact on accumulated losses as at 1 January 2012 and 31 December 2012:

US Dollar million	1 January 2012			31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Accumulated losses						
Opening balance	(1,300)	-	(1,300)	(823)	-	(823)
Derecognise deferred stripping balances not meeting the requirements of IFRIC 20	-	(99)	(99)	-	(99)	(99)
Reversals of deferred stripping movements under previous approach	-	18	18	-	8	8
Additional production stripping costs capitalised in terms of IFRIC 20	-	159	159	-	313	313
Amortisation of deferred stripping assets capitalised in terms of IFRIC 20	-	(57)	(57)	-	(94)	(94)
Adjustment to inventory valuations as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(74)	(74)
Effect on equity accounted investments' profit (loss)	-	(11)	(11)	-	(13)	(13)
Tax effect	-	10	10	-	(16)	(16)
Non-controlling interests	-	-	-	-	1	1
Adjusted opening accumulated losses[2]	**(1,300)**	**(46)**	**(1,346)**	**(823)**	**26**	**(797)**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.
[2] Adjusted opening accumulated losses before the impact of IAS 19 – refer 13.2.

Impact on the comparative information

The adoption of IFRIC 20 had the following impact on the comparative information for the quarter ended 30 June 2012:

US Dollar million	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Tangible assets			
Opening balance – 1 January 2012	6,525	20	6,545
Reversals of deferred stripping movements under previous approach	7	(7)	-
Production stripping costs capitalised in terms of IFRIC 20	-	44	44
Amortisation of deferred stripping assets	-	(9)	(9)
Other movements in tangible assets	231	-	231
Adjusted closing balance - 31 March 2012	6,763	48	6,811
Reversals of deferred stripping movements under previous approach	(2)	2	-
Production stripping costs capitalised in terms of IFRIC 20	-	44	44
Amortisation of deferred stripping assets	-	(8)	(8)
Other movements in tangible assets	28	-	28
Adjusted closing balance – 30 June 2012	6,789	87	6,876
Reversals of deferred stripping movements under previous approach	5	(5)	-
Production stripping costs capitalised in terms of IFRIC 20	-	66	66
Amortisation of deferred stripping assets	-	(20)	(20)
Other movements in tangible assets	854	-	854
Adjusted closing balance - 31 December 2012	**7,648**	**128**	**7,776**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Rounding of figures may result in computational discrepancies.

US Dollar million	30 June 2012			31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Inventory						
Closing balance	1,138	-	1,138	1,287	-	1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(85)	(85)	-	(74)	(74)
Adjusted closing balance	**1,138**	**(85)**	**1,053**	**1,287**	**(74)**	**1,213**

[1] The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.

US Dollar million	Quarter ended 30 June 2012			Six months ended 30 June 2012			Year ended 31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Profit or loss									
Profit before taxation	471	-	471	1,160	-	1,160	1,171	-	1,171
Decrease (increase) in cash costs included in cost of sales due to:	-	33	33	-	64	64	-	135	135
- Reversals of deferred stripping movements under previous approach	-	2	2	-	(5)	(5)	-	(10)	(10)
- Production stripping costs capitalised in terms of IFRIC 20	-	44	44	-	88	88	-	154	154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(13)	(13)	-	(19)	(19)	-	(9)	(9)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20	-	(8)	(8)	-	(17)	(17)	-	(37)	(37)
Effect on equity-accounted investments' (loss) profit	-	(1)	(1)	-	(2)	(2)	-	(1)	(1)
Sub-total	**471**	**24**	**495**	**1,160**	**44**	**1,204**	**1,171**	**97**	**1,268**
Taxation	(186)	(8)	(194)	(297)	(11)	(308)	(322)	(26)	(348)
- Normal taxation	(136)	2	(134)	(292)	4	(288)	(413)	(1)	(414)
- Deferred taxation	(50)	(10)	(60)	(5)	(15)	(20)	91	(25)	66
Adjusted profit	**285**	**16**	**301**	**863**	**33**	**896**	**849**	**71**	**920**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

US Dollar million	Quarter ended 30 June 2012			Six months ended 30 June 2012			Year ended 31 December 2012		
	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Other comprehensive income									
Profit as previously reported	285	-	285	863	-	863	849	-	849
Adjustment to profit as a result of deferred stripping asset adjustments	-	16	16	-	33	33	-	71	71
Other movements in other comprehensive income	(135)	-	(135)	(46)	-	(46)	(122)	-	(122)
Adjusted total comprehensive income for the period, net of tax	**150**	**16**	**166**	**817**	**33**	**850**	**727**	**71**	**798**

[1] The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Rounding of figures may result in computational discrepancies.

13.2 Employee benefits

The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.

IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Impact of transition to IAS 19:

No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders' equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 13.1) are set out below:

US Dollar million	1 January 2012	31 December 2012
Total equity as previously reported	5,166	5,469
Effect of IFRIC 20 adjustments per 13.1	(46)	26
Adjustment to accumulated losses due to the requirements of IAS 19	(5)	(9)
Adjustment to actuarial (losses) gain due to the requirements of IAS 19	5	9
Adjusted total equity	**5,119**	**5,494**

US Dollar million	Quarter ended 30 June 2012	Six months ended 30 June 2012	Year ended 31 December 2012
Total comprehensive income			
Opening balance per 13.1	166	850	798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	-	-	(7)
Deferred tax thereon	-	-	2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	-	-	7
Deferred tax thereon	-	-	(2)
Adjusted total comprehensive income	**166**	**850**	**798**

There was no impact on the group's consolidated statement of cash flows.

13.3 Effect of Accounting Policy changes on earnings per share and headline earnings per share

	Quarter ended 30 June 2012	Six months ended 30 June 2012	Year ended 31 December 2012
Basic earnings per ordinary share			
Previously reported basic earnings per ordinary share (cents)	74	220	215
Increase in basic earnings per ordinary share (cents)	5	9	17
Restated basic earnings per ordinary share (cents)	79	229	232
Diluted earnings per ordinary share			
Previously reported diluted earnings per ordinary share (cents)	61	171	161
Increase in diluted earnings per ordinary share (cents)	4	8	16
Restated diluted earnings per ordinary share (cents)	65	179	177
Headline earnings per ordinary share			
Previously reported headline earnings per ordinary share (cents)	79	222	296
Increase in headline earnings per ordinary share (cents)	4	9	16
Restated headline earnings per ordinary share (cents)	83	231	312
Diluted headline earnings per ordinary share			
Previously reported diluted headline earnings per ordinary share (cents)	66	173	236
Increase in diluted headline earnings per ordinary share (cents)	3	8	15
Restated diluted headline earnings per ordinary share (cents)	69	181	251

Rounding of figures may result in computational discrepancies.

14. Non-current assets and liabilities held for sale

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 74,000 ounces of gold in 2012.

Management has selected a number of potential bidders who meet management's qualifying criteria and have asked them to submit binding bids. Navachab is not a discontinued operation but is not viewed as part of the core assets of the company.

15. Financial risk management activities

Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at			
	Jun 2013 Reviewed	Mar 2013 Reviewed	Dec 2012 Unaudited	Jun 2012 Restated Reviewed
Carrying amount	**3,493**	3,506	3,583	2,524
Fair value	**3,400**	3,648	3,730	2,655

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of convertible bonds:

		Quarter ended Jun 2013	Quarter ended Mar 2013	Quarter ended Dec 2012	Quarter ended Jun 2012
Market quoted bond price	%	**99.3**	101.6	103.9	106.1
Fair value of bonds excluding conversion feature	%	**99.3**	101.6	102.6	102.7
Fair value of conversion feature	%	**-**	-	1.3	3.4
Total issued bond value	$m	**732.5**	732.5	732.5	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

Derivative assets (liabilities) comprise the following:

	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted
US Dollar million	**June 2013**		**March 2013**		**December 2012**		**June 2012**	
Embedded derivatives	-	-	-	(1)	-	(1)	-	(1)
Option component of convertible bonds	-	-	-	-	-	(9)	-	(25)
Total derivatives	**-**	**-**	**-**	**(1)**	**-**	**(10)**	**-**	**(26)**

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollar million	**June 2013**				**March 2013**				**December 2012**				**June 2012**			
Assets measured at fair value																
Available-for-sale financial assets																
Equity securities	42	2	-	44	56	2	-	58	69	2	-	71	81	-	-	81
Liabilities measured at fair value																
Financial liabilities at fair value through profit or loss																
Option component of convertible bonds	-	-	-	-	-	-	-	-	-	9	-	9	-	25	-	25
Embedded derivatives	-	-	-	-	-	-	1	-	1	-	1	-	1	-	1	-	1
Mandatory convertible bonds	270	-	-	270	448	-	-	448	588	-	-	588	647	-	-	647

Rounding of figures may result in computational discrepancies.

16. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 June are detailed below:

Contingencies and guarantees

	Jun 2013 Reviewed	Dec 2012 Unaudited
	US Dollar million	
Contingent liabilities		
Groundwater pollution [1]	**-**	-
Deep groundwater pollution – Africa [2]	**-**	-
Indirect taxes – Ghana [3]	**25**	23
Litigation – Ghana [4] [5]	**97**	-
ODMWA litigation [6]	**-**	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [7]	**38**	38
Sales tax on gold deliveries – Mineração Serra Grande S.A. [8]	**102**	156
Other tax disputes – Mineração Serra Grande S.A. [9]	**18**	19
Tax dispute - AngloGold Ashanti Colombia S.A. [10]	**174**	161
Tax dispute - Cerro Vanguardia S.A. [11]	**72**	-
Contingent assets		
Indemnity – Kinross Gold Corporation [12]	**(62)**	(90)
Royalty – Boddington Gold Mine [13]	**-**	-
Royalty – Tau Lekoa Gold Mine [14]	**-**	-
Financial Guarantees		
Oro Group (Pty) Limited [15]	**10**	12
	474	319

(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reasonable estimate can be made for the obligation.

(2)   Deep groundwater pollution – The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

(3)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $25m (2012: $23m). Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(4)   Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. AGAG intends to vigorously defend this claim.

(5)   Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. AGAG has filed a notice of intention to defend. In view of the limitation of current information for the accurate estimation of a liability, no reasonable estimate can be made for the obligation.

(6)   Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $8m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The group is unable to estimate its share of the amounts claimed.

(7)   Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $20m (2012: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18m (2012: $17m). Management is of the opinion that these taxes are not payable.

(8)   Sales tax on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $63m (2012: $96m) and $39m (2012: $60m) respectively. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative

council. In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities for the possible taxes payable. The company believes both assessments are in violation of federal legislation on sales taxes.

(9) Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $18m (2012: $19m).

(10) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that it has applied the tax legislation correctly. The company is considering defending AGAC's position. An estimated additional tax of $24m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $150m, based on Colombian tax law.

(11) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $22m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $50m. Management is of the opinion that the taxes are not payable and is preparing a response.

(12) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($116m at 30 June 2013 exchange rates) against the specific exposures discussed in items 7 and 8 above. At 30 June 2013, the company has estimated that the maximum contingent asset is $62m (2012: $90m).

(13) Royalty – As a result of the sale of the interest in the Boddington Gold Mine during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $73m (2012: $60m) have been recorded to date.

(14) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 352,214oz produced have been received to date.

(15) Provision of surety – The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

17. Concentration of risk

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	2013
	US Dollar million
Recoverable value added tax	17
Recoverable fuel duties [1]	43
Appeal deposits	4

(1) Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 8 May 2013, AngloGold Ashanti announced the appointment of Mr Srinivasan Venkatakrishnan as Chief Executive Officer (CEO) to replace the former CEO, Mr Mark Cutifani, who left the Company at the end of March 2013.

On 21 May 2013, AngloGold Ashanti announced the appointment of Mr Richard Duffy as the Chief Financial Officer (CFO) with effect from 15 June 2013 to replace Mr Srinivasan Venkatakrishnan, the former CFO. On the same day, the Company announced changes to its executive leadership team.

On 1 August 2013, AngloGold Ashanti announced that the Tropicana gold project has commenced its commissioning phase and it expected to produce its first gold in the September quarter.

20. Subsequent events

On 12 July 2013, Moody's Investors Service downgraded AngloGold Ashanti's credit rating to Baa3 from Baa2. Moody's also downgraded the company's senior unsecured debt.

On 15 July 2013, AngloGold Ashanti notified shareholders of the resignation of Mr Anthony Martin O'Neill as an executive director from the Board of Directors with effect from 19 July 2013. In addition the company announced that Mr O'Neill had decided to take early retirement and will be relinquishing his position as Executive Vice President: Business and Technical Development of the company with his last day of work being 19 July 2013.

On 17 July 2013, Standard & Poor's (S&P) cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from BBB- and its long and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-/zaA-1. It also lowered its issue rating on AngloGold's senior unsecured notes to BB+ from BBB-.

On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding 3.5% Guaranteed Convertible Bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of Bonds validly tendered. In addition, holders will receive, in respect of their Bonds that are accepted for purchase, accrued and unpaid interest on such Bonds up to, but excluding, the settlement date of the tender offer. Completion of the tender offer will be conditioned upon, among other things, the completion of one or more financing transactions. As of 24 July 2013, there was $732.5m aggregate principal amount of Bonds outstanding.

On 30 July 2013, AngloGold Ashanti raised a corporate bond of $1,250m at 8.5% interest per annum to replace the 3.5% Guaranteed Convertible Bond due May 2014. The funds raised over and above the settlement of the convertible bond will be used for capital purposes and to provide flexibility for an expiring revolving credit facility.

21. Dividends

The salient details of *Dividend No. 117* for the quarter ended 31 March 2013 paid by AngloGold Ashanti Limited (Registration Number 1944/017354/06) is shown below:

	Rate of Exchange	Gross dividend declared	Withholding tax at 15%	Net dividend paid	Date of Payment 2013
South African cents per ordinary share	-	50	7.5	42.5	14 June 2013
UK pence per ordinary share	R14.46094/£1	3.458	0.519	2.939	14 June 2013
Australian cents per CHESS Depositary Interest (CDI)	R1/A$0.1075	1.075	0.161	0.914	14 June 2013
Ghana cedi per ordinary share	R1/¢0.2056	0.10280	0.01542	0.08738	17 June 2013
Ghana cedi per Ghanaian Depositary Share (GhDS)	R1/¢0.2056	0.001028	0.000154	0.000874	17 June 2013
US cents per American Depositary Share (ADS)	R9.960761/$1	5.0197	0.753	4.266	24 June 2013

Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

The quarter ended 31 March 2013 *Dividend No. E17* of 25 South African cents (gross), or 21.25 South African cents (net) was paid to holders of E ordinary shares on 14 June 2013, being those employees participating in the Bokamoso ESOP and 25 South African cents (gross) was paid to Izingwe Holdings (Proprietary) Limited on the same day.

By order of the Board

T T MBOWENI
Chairman

S VENKATAKRISHNAN
Chief Executive Officer

5 August 2013

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A Adjusted headline (loss) earnings

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Headline earnings (note 8)	**112**	259	323	372	892
Gain on unrealised non-hedge derivatives and other commodity contracts	**(100)**	-	-	(100)	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 7)	**27**	-	-	27	-
Fair value adjustment on option component of convertible bonds	**-**	(9)	(24)	(9)	(67)
Fair value adjustment on mandatory convertible bonds	**(175)**	(137)	(29)	(312)	(108)
Adjusted headline (loss) earnings	**(135)**	113	270	(23)	716
Adjusted headline (loss) earnings per ordinary share (cents) [1]	**(35)**	29	70	(6)	185

[1] Calculated on the basic weighted average number of ordinary shares.

B Adjusted gross profit

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million				
Reconciliation of gross profit to adjusted gross profit:					
Gross profit	**330**	434	658	765	1,397
Gain on unrealised non-hedge derivatives and other commodity contracts	**(100)**	-	-	(100)	-
Adjusted gross profit	**231**	434	658	665	1,397

C Price received

	Quarter ended			Six months ended	
	Jun 2013	Mar 2013	Jun 2012 Restated	Jun 2013	Jun 2012 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	US Dollar million / Imperial				
Gold income (note 2)	**1,242**	1,463	1,619	2,705	3,325
Adjusted for non-controlling interests	**(17)**	(22)	(45)	(40)	(97)
	1,225	1,441	1,574	2,665	3,228
Realised loss on other commodity contracts	**7**	7	-	14	-
Equity-accounted associates and joint ventures' share of gold income including realised non-hedge derivatives	**65**	69	81	134	169
Attributable gold income including realised non-hedge derivatives	**1,297**	1,517	1,655	2,814	3,397
Attributable gold sold - oz (000)	**912**	927	1,030	1,840	2,059
Revenue price per unit - $/oz	**1,421**	1,636	1,607	1,529	1,650

Rounding of figures may result in computational discrepancies.

		Quarter ended			Six months ended	
		Jun	Mar	Jun	Jun	Jun
		2013	2013	2012	2013	2012
		Unaudited	Unaudited	Restated Unaudited	Unaudited	Restated Unaudited
		US Dollar million / Imperial				
D	**Total costs**					
	Total cash costs (note 3)	**824**	797	792	1,621	1,520
	Adjusted for non-controlling interests and non-gold producing companies	**(28)**	(39)	(24)	(67)	(55)
	Equity-accounted associates and joint ventures' share of total cash costs	**44**	46	61	90	114
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**840**	804	829	1,644	1,579
	Retrenchment costs (note 3)	**4**	6	3	8	6
	Rehabilitation and other non-cash costs (note 3)	**12**	11	25	24	34
	Amortisation of tangible assets (note 3)	**206**	213	203	419	403
	Amortisation of intangible assets (note 3)	**8**	2	1	9	2
	Adjusted for non-controlling interests and non-gold producing companies	**(4)**	(6)	(11)	(10)	(17)
	Equity-accounted associates and joint ventures' share of production costs	**1**	1	2	4	4
	Total production costs adjusted for non-controlling interests and non-gold producing companies	**1,066**	1,031	1,052	2,098	2,011
	Gold produced - oz (000)	**935**	899	1,073	1,834	2,054
	Total cash cost per unit - $/oz	**898**	894	773	896	769
	Total production cost per unit - $/oz	**1,141**	1,147	980	1,144	979
E	**EBITDA**					
	Operating (loss) profit	**(3,019)**	264	481	(2,755)	1,086
	Retrenchment costs (note 3)	**4**	6	3	8	6
	Amortisation of tangible assets (note 3)	**206**	213	203	419	403
	Amortisation of intangible assets (note 3)	**8**	2	1	9	2
	Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	**2,982**	1	1	2,983	1
	Impairment reversal of intangible assets (note 5)	**-**	-	-	-	(10)
	Gain on unrealised non-hedge derivatives and other commodity contracts	**(100)**	-	-	(100)	-
	Write-down of stockpiles and heap leach to net realisable value (note 5)	**178**	-	-	178	-
	Write-off of loans (note 5)	**7**	-	-	7	-
	Share of equity-accounted associates and joint ventures' EBITDA	**13**	10	9	24	40
	Impairment of other investments (note 5)	**14**	12	-	26	1
	Net (profit) loss on disposal and derecognition of assets (note 5)	**(4)**	1	3	(3)	5
		288	509	701	796	1,534
F	**Interest cover**					
	EBITDA (note E)	**288**	509	701	796	1,534
	Finance costs (note 6)	**54**	49	36	103	70
	Capitalised finance costs	**3**	4	2	7	4
		57	53	38	110	74
	Interest cover - times	**5**	10	18	7	21

		As at	As at	As at	As at
		Jun	Mar	Dec	Jun
		2013	2013	2012	2012
		Unaudited	Unaudited	Unaudited	Restated Unaudited
		US Dollar million			
G	**Net asset value - cents per share**				
	Total equity	**3,192**	5,569	5,494	5,624
	Mandatory convertible bonds	**270**	448	588	647
		3,462	6,017	6,082	6,271
	Number of ordinary shares in issue - million (note 9)	**385**	385	385	385
	Net asset value - cents per share	**898**	1,562	1,580	1,627
	Total equity	**3,192**	5,569	5,494	5,624
	Mandatory convertible bonds	**270**	448	588	647
	Intangible assets	**(281)**	(321)	(315)	(243)
		3,181	5,696	5,767	6,028
	Number of ordinary shares in issue - million (note 9)	**385**	385	385	385
	Net tangible asset value - cents per share	**825**	1,479	1,498	1,564
H	**Net debt**				
	Borrowings - long-term portion	**2,212**	2,844	2,724	1,847
	Borrowings - short-term portion	**1,011**	214	271	30
	Bank overdraft	**31**	-	-	-
	Total borrowings [(1)]	**3,254**	3,058	2,995	1,877
	Corporate office lease	**(26)**	(29)	(31)	(33)
	Unamortised portion of the convertible and rated bonds	**34**	33	53	78
	Cash restricted for use	**(63)**	(63)	(64)	(56)
	Cash and cash equivalents	**(415)**	(680)	(892)	(987)
	Net debt excluding mandatory convertible bonds	**2,784**	2,319	2,061	879

[(1)] Borrowings exclude the mandatory convertible bonds (note G).

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED JUNE 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	193	-	-	-	193
Mined	- 000 tonnes	1,184	351	509	767	2,811
Milled / Treated	- 000 tonnes	1,113	341	447	812	2,712
Recovered grade	- oz/ton	0.200	0.133	0.063	0.125	0.146
	- g/tonne	6.86	4.56	2.16	4.27	5.02
Gold produced	- oz (000)	245	50	31	112	438
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	8,817	81	-	-	8,898
Recovered grade	- oz/ton	0.006	0.086	-	-	0.007
	- g/tonne	0.22	2.94	-	-	0.24
Gold produced	- oz (000)	62	8	-	-	69
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	13,683	2,691	-	16,374
Mined	- 000 tonnes	-	32,677	10,450	6,542	49,669
Treated	- 000 tonnes	-	6,008	467	256	6,731
Stripping ratio	- ratio	-	5.04	14.71	19.77	6.77
Recovered grade	- oz/ton	-	0.042	0.038	0.173	0.047
	- g/tonne	-	1.44	1.29	5.95	1.60
Gold produced	- oz (000)	-	279	19	49	347
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,285	-	16,603	17,889
Placed	- 000 tonnes	-	295	-	5,621	5,916
Stripping ratio	- ratio	-	32.45	-	2.17	2.39
Recovered grade	- oz/ton	-	0.019	-	0.010	0.010
	- g/tonne	-	0.67	-	0.34	0.36
Gold placed	- oz (000)	-	6	-	62	68
Gold produced	- oz (000)	-	6	-	75	80
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.18	9.20	37.10	15.23	7.33
TOTAL						
Subsidiaries' gold produced	- oz (000)	307	297	50	235	889
Joint ventures' gold produced	- oz (000)	-	46	-	-	46
Attributable gold produced	- oz (000)	307	343	50	235	935
Minority gold produced	- oz (000)	-	11	-	5	16
Subsidiaries' gold sold	- oz (000)	303	277	50	236	866
Joint ventures' gold sold	- oz (000)	-	46	-	-	46
Attributable gold sold	- oz (000)	303	323	50	236	912
Minority gold sold	- oz (000)	-	11	-	5	16
Spot price	- $/oz	1,416	1,416	1,416	1,416	1,416
Price received	- $/oz sold	1,417	1,430	1,416	1,415	1,421
Total cash costs	- $/oz produced	890	883	1,829	733	898
Total production costs	- $/oz produced	1,127	1,119	2,051	988	1,141

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	423	477	71	337	-	1,308	(65)	1,242
Cash costs	(292)	(312)	(92)	(216)	2	(910)	44	(866)
By-products revenue	19	1	-	23	-	42	-	42
Total cash costs	(273)	(311)	(92)	(193)	2	(868)	44	(824)
Retrenchment costs	(3)	-	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(9)	(3)	2	(1)	-	(12)	-	(12)
Amortisation of assets	(60)	(79)	(13)	(60)	(2)	(215)	2	(213)
Total production costs	(346)	(393)	(103)	(256)	-	(1,098)	45	(1,053)
Inventory change	4	16	2	19	-	41	-	41
Cost of sales	(342)	(377)	(101)	(236)	-	(1,057)	45	(1,012)
Adjusted gross profit (loss)	**81**	**100**	**(30)**	**100**	**-**	**250**	**(20)**	**231**
Unrealised non-hedge derivatives and other commodity contracts	99	-	-	-	-	100	-	100
Gross profit (loss)	**180**	**100**	**(30)**	**100**	**-**	**350**	**(20)**	**330**
Corporate and other costs	(1)	(2)	-	(10)	(54)	(67)	-	(67)
Exploration and evaluation costs	(2)	(23)	(10)	(49)	(5)	(90)	11	(79)
Intercompany transactions	-	(28)	(2)	(1)	31	-	-	-
Special items	(293)	(1,873)	5	(954)	(88)	(3,204)	1	(3,203)
Operating profit (loss)	**(116)**	**(1,826)**	**(38)**	**(914)**	**(117)**	**(3,011)**	**(8)**	**(3,019)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	1	1	(5)	1	120	118	(2)	116
Exchange gain (loss)	-	1	-	1	3	5	1	5
Share of equity accounted investments profit	-	(178)	-	(1)	(7)	(186)	2	(183)
Profit (loss) before taxation	(116)	(2,001)	(43)	(913)	-	(3,074)	(7)	(3,081)
Taxation	49	541	12	287	(2)	887	7	895
Profit (loss) for the period	**(67)**	**(1,460)**	**(31)**	**(626)**	**(2)**	**(2,186)**	**-**	**(2,186)**
Equity shareholders	(67)	(1,444)	(31)	(622)	(2)	(2,165)	-	(2,165)
Non-controlling interests	-	(16)	-	(5)	-	(21)	-	(21)
Operating profit (loss)	(116)	(1,826)	(38)	(914)	(117)	(3,011)	(8)	(3,019)
Retrenchment costs	3	-	-	1	-	4	-	4
Unrealised non-hedge derivatives and other commodity contracts	(99)	-	-	-	-	(100)	-	(100)
Loss on realised other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	28	2	1	(31)	-	-	-
Special items	294	1,846	-	953	84	3,177	-	3,177
Share of associates' EBIT	-	-	-	(1)	4	3	8	11
EBIT	**81**	**47**	**(36)**	**39**	**(60)**	**73**	**-**	**73**
Amortisation of assets	60	79	13	60	2	215	(2)	213
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**142**	**126**	**(23)**	**100**	**(58)**	**288**	**-**	**288**
Profit (loss) attributable to equity shareholders	(67)	(1,444)	(31)	(622)	(2)	(2,165)	-	(2,165)
Special items	293	1,662	-	953	84	2,992	-	2,992
Share of associates' special items	-	178	-	-	9	187	-	187
Taxation on items above	(81)	(493)	-	(327)	-	(902)	-	(901)
Headline earnings (loss)	**145**	**(97)**	**(31)**	**4**	**92**	**112**	**-**	**112**
Unrealised non-hedge derivatives and other commodity contracts	(99)	-	-	-	-	(100)	-	(100)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	27	-	-	-	-	27	-	27
Fair value adjustment on option component of convertible bonds	-	-	-	-	-	-	-	-
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(175)	(175)	-	(175)
Adjusted headline earnings (loss)	**72**	**(97)**	**(31)**	**4**	**(83)**	**(135)**	**-**	**(135)**
Ore reserve development capital	59	9	3	25	-	95	-	95
Stay-in-business capital	26	75	22	52	-	176	(10)	166
Project capital	37	137	75	36	-	285	(108)	177
Total capital expenditure	**123**	**221**	**100**	**113**	**-**	**556**	**(117)**	**439**
Capitalised leased assets								(1)
Expenditures on intangible assets								(20)
Capital expenditure per statement of cash flows								**418**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED MARCH 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	188	-	-	-	188
Mined	- 000 tonnes	1,176	397	456	766	2,794
Milled / Treated	- 000 tonnes	1,163	324	436	810	2,732
Recovered grade	- oz/ton	0.207	0.135	0.097	0.146	0.163
	- g/tonne	7.08	4.63	3.34	5.01	5.58
Gold produced	- oz (000)	265	48	47	130	490
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	8,702	59	-	-	8,761
Recovered grade	- oz/ton	0.007	0.019	-	-	0.007
	- g/tonne	0.22	0.67	-	-	0.23
Gold produced	- oz (000)	63	1	-	-	64
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	15,027	1,541	-	16,568
Mined	- 000 tonnes	-	35,518	3,567	5,498	44,582
Treated	- 000 tonnes	-	5,161	315	239	5,715
Stripping ratio	- ratio	-	4.58	40.70	19.07	5.63
Recovered grade	- oz/ton	-	0.038	0.040	0.151	0.043
	- g/tonne	-	1.31	1.38	5.17	1.47
Gold produced	- oz (000)	-	217	14	40	271
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,206	-	15,937	17,142
Placed	- 000 tonnes	-	256	-	5,467	5,723
Stripping ratio	- ratio	-	27.75	-	2.08	2.29
Recovered grade	- oz/ton	-	0.034	-	0.012	0.013
	- g/tonne	-	1.17	-	0.40	0.44
Gold placed	- oz (000)	-	10	-	71	81
Gold produced	- oz (000)	-	10	-	64	74
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.23	7.48	41.72	15.75	6.88
TOTAL						
Subsidiaries' gold produced	- oz (000)	327	231	61	234	854
Joint ventures' gold produced	- oz (000)	-	45	-	-	45
Attributable gold produced	- oz (000)	327	276	61	234	899
Minority gold produced	- oz (000)	-	11	-	4	15
Subsidiaries' gold sold	- oz (000)	314	273	58	241	885
Joint ventures' gold sold	- oz (000)	-	42	-	-	42
Attributable gold sold	- oz (000)	314	315	58	241	927
Minority gold sold	- oz (000)	-	11	-	4	15
Spot price	- $/oz	1,632	1,632	1,632	1,632	1,632
Price received	- $/oz sold	1,638	1,635	1,629	1,634	1,636
Total cash costs	- $/oz produced	896	994	1,302	668	894
Total production costs	- $/oz produced	1,123	1,278	1,525	926	1,147

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	507	535	94	395	-	1,532	(69)	1,463
Cash costs	(303)	(286)	(79)	(206)	(4)	(878)	46	(831)
By-products revenue	10	1	-	24	-	35	-	34
Total cash costs	(293)	(286)	(79)	(182)	(4)	(843)	46	(797)
Retrenchment costs	(2)	(3)	-	(1)	-	(5)	1	(6)
Rehabilitation and other non-cash costs	(4)	(5)	-	(3)	-	(12)	-	(11)
Amortisation of assets	(69)	(72)	(14)	(61)	(1)	(216)	2	(215)
Total production costs	(368)	(365)	(93)	(247)	(5)	(1,077)	49	(1,029)
Inventory change	14	(41)	1	28	-	2	(2)	-
Cost of sales	(354)	(407)	(91)	(219)	(5)	(1,075)	46	(1,029)
Adjusted gross profit (loss)	**154**	**129**	**3**	**177**	**(5)**	**457**	**(23)**	**434**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Gross profit (loss)	**154**	**129**	**3**	**177**	**(5)**	**457**	**(23)**	**434**
Corporate and other costs	(1)	(4)	-	(2)	(61)	(68)	2	(66)
Exploration and evaluation costs	(3)	(29)	(12)	(42)	(3)	(90)	11	(79)
Intercompany transactions	-	(24)	(3)	(1)	27	-	-	-
Special items	(2)	(19)	8	(10)	(1)	(25)	1	(25)
Operating profit (loss)	**148**	**52**	**(4)**	**122**	**(44)**	**274**	**(10)**	**264**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(2)	(2)	1	99	94	(1)	93
Exchange (loss) gain	-	(1)	1	(5)	1	(5)	-	(4)
Share of equity-accounted investments profit	-	(1)	-	(1)	(7)	(9)	2	(7)
Profit (loss) before taxation	146	48	(6)	117	49	354	(9)	346
Taxation	(27)	(36)	1	(44)	-	(106)	9	(98)
Profit (loss) for the period	**119**	**12**	**(5)**	**73**	**50**	**248**	**-**	**248**
Equity shareholders	119	5	(5)	70	50	239	-	239
Non-controlling interests	-	7	-	2	-	9	-	9
Operating profit (loss)	148	52	(4)	122	(44)	274	(10)	264
Retrenchment costs	2	3	-	1	-	5	(1)	6
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Loss on realised other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	24	3	1	(27)	-	-	-
Special items	2	-	-	11	1	14	-	14
Share of associates' EBIT	-	-	-	(1)	-	(1)	9	8
EBIT	**152**	**79**	**(1)**	**133**	**(70)**	**292**	**(1)**	**291**
Amortisation of assets	69	72	14	61	1	216	(2)	215
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**220**	**151**	**12**	**194**	**(69)**	**509**	**-**	**509**
Profit (loss) attributable to equity shareholders	119	5	(5)	70	50	239	-	239
Special items	2	-	-	11	1	14	-	14
Share of associates' special items	-	1	-	-	6	7	-	7
Taxation on items above	(1)	-	-	-	-	(1)	-	(1)
Headline earnings (loss)	**120**	**6**	**(4)**	**81**	**57**	**259**	**-**	**259**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(137)	(137)	-	(137)
Adjusted headline earnings (loss)	**120**	**6**	**(4)**	**81**	**(89)**	**113**	**-**	**113**
Ore reserve development capital	55	9	5	23	-	92	-	92
Stay-in-business capital	13	89	14	30	4	151	(10)	141
Project capital	32	110	82	44	-	269	(87)	182
Total capital expenditure	**101**	**208**	**101**	**98**	**4**	**512**	**(97)**	**415**
Capitalised leased assets								(18)
Expenditures on intangible assets								(13)
Capital expenditure per statement of cash flows								**384**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS QUARTER ENDED JUNE 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	230	-	-	-	230
Mined	- 000 tonnes	1,493	387	318	543	2,742
Milled / Treated	- 000 tonnes	1,299	462	217	641	2,620
Recovered grade	- oz/ton	0.222	0.163	0.086	0.161	0.185
	- g/tonne	7.61	5.58	2.94	5.51	6.35
Gold produced	- oz (000)	318	83	21	114	535
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	3,010	-	-	-	3,010
Recovered grade	- oz/ton	0.013	-	-	-	0.013
	- g/tonne	0.46	-	-	-	0.46
Gold produced	- oz (000)	44	-	-	-	44
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	15,106	559	-	15,665
Mined	- 000 tonnes	-	35,355	1,588	5,766	42,709
Treated	- 000 tonnes	-	6,217	623	238	7,078
Stripping ratio	- ratio	-	4.19	2.29	22.25	4.66
Recovered grade	- oz/ton	-	0.047	0.073	0.174	0.053
	- g/tonne	-	1.59	2.52	5.96	1.82
Gold produced	- oz (000)	-	319	50	46	415
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,182	-	16,555	18,737
Placed	- 000 tonnes	-	252	-	5,498	5,750
Stripping ratio	- ratio	-	20.19	-	1.97	2.30
Recovered grade	- oz/ton	-	0.021	-	0.013	0.013
	- g/tonne	-	0.72	-	0.44	0.45
Gold placed	- oz (000)	-	6	-	78	83
Gold produced	- oz (000)	-	6	-	73	79
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	5.04	11.89	46.64	18.86	8.95
TOTAL						
Subsidiaries' gold produced	- oz (000)	362	358	71	233	1,024
Joint ventures' gold produced	- oz (000)	-	49	-	-	49
Attributable gold produced	- oz (000)	362	407	71	233	1,073
Minority gold produced	- oz (000)	-	12	-	20	32
Subsidiaries' gold sold	- oz (000)	336	345	73	225	980
Joint ventures' gold sold	- oz (000)	-	50	-	-	50
Attributable gold sold	- oz (000)	336	395	73	225	1,030
Minority gold sold	- oz (000)	-	11	-	20	31
Spot price	- $/oz	1,611	1,611	1,611	1,611	1,611
Price received	- $/oz sold	1,604	1,606	1,608	1,611	1,607
Total cash costs	- $/oz produced	779	761	1,187	657	773
Total production costs	- $/oz produced	998	939	1,286	927	980

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	539	653	117	390	-	1,700	(81)	1,619
Cash costs	(304)	(320)	(84)	(206)	18	(896)	61	(835)
By-products revenue	22	2	-	21	-	44	-	43
Total cash costs	(282)	(319)	(84)	(186)	18	(853)	61	(792)
Retrenchment costs	(2)	(1)	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(3)	(8)	-	(14)	-	(25)	-	(25)
Amortisation of assets	(74)	(66)	(7)	(56)	(3)	(206)	2	(204)
Total production costs	(361)	(393)	(91)	(257)	15	(1,087)	63	(1,024)
Inventory change	27	3	(1)	33	-	62	1	63
Cost of sales	(334)	(390)	(92)	(224)	15	(1,025)	64	(961)
Adjusted gross profit (loss)	**205**	**263**	**25**	**167**	**15**	**675**	**(16)**	**658**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Gross profit (loss)	**205**	**263**	**25**	**167**	**15**	**675**	**(16)**	**658**
Corporate and other costs	(3)	(2)	(1)	(10)	(82)	(97)	-	(97)
Exploration and evaluation costs	(2)	(19)	(21)	(40)	(7)	(90)	1	(88)
Intercompany transactions	-	(19)	(3)	(1)	23	-	-	-
Special items	(1)	(3)	11	2	-	8	-	8
Operating profit (loss)	**200**	**219**	**11**	**117**	**(51)**	**497**	**(15)**	**481**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	1	16	13	-	13
Exchange gain (loss)	-	2	-	3	4	9	(1)	8
Share of equity accounted investments profit	-	-	-	(5)	(17)	(22)	14	(7)
Profit (loss) before taxation	199	219	11	116	(48)	497	(2)	495
Taxation	(43)	(82)	(4)	(65)	(1)	(196)	2	(194)
Profit (loss) for the period	**156**	**136**	**7**	**51**	**(49)**	**301**	**-**	**301**
Equity shareholders	156	151	7	45	(56)	304	-	304
Non-controlling interests	-	(15)	-	6	6	(3)	-	(3)
Operating profit (loss)	200	219	11	117	(51)	497	(15)	481
Retrenchment costs	2	1	-	1	-	3	-	3
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	19	3	1	(23)	-	-	-
Special items	2	1	-	1	-	4	-	4
Share of associates' EBIT	-	-	-	(5)	(3)	(9)	15	7
EBIT	**204**	**240**	**15**	**114**	**(77)**	**495**	**-**	**495**
Amortisation of assets	74	66	7	56	3	206	(2)	204
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**278**	**305**	**22**	**170**	**(74)**	**701**	**-**	**701**
Profit (loss) attributable to equity shareholders	156	151	7	45	(56)	304	-	304
Special items	2	1	-	1	-	4	-	4
Share of associates' special items	-	-	-	-	13	13	-	13
Taxation on items above	(1)	3	-	-	-	2	-	2
Headline earnings (loss)	**157**	**155**	**7**	**46**	**(42)**	**323**	**-**	**323**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(24)	(24)	-	(24)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(29)	(29)	-	(29)
Adjusted headline earnings (loss)	**157**	**155**	**7**	**46**	**(95)**	**270**	**-**	**270**
Ore reserve development capital	62	12	4	17	-	95	-	95
Stay-in-business capital	35	126	5	27	14	207	(2)	205
Project capital	32	81	43	37	-	193	(53)	141
Total capital expenditure	**130**	**219**	**52**	**80**	**14**	**495**	**(54)**	**441**
Capitalised leased assets								(3)
Expenditures on intangible assets								(20)
Capital expenditure per statement of cash flows								**418**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS SIX MONTHS ENDED JUNE 2013		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	382	-	-	-	382
Mined	- 000 tonnes	2,360	748	965	1,532	5,605
Milled / Treated	- 000 tonnes	2,276	664	882	1,622	5,444
Recovered grade	- oz/ton	0.203	0.134	0.080	0.135	0.155
	- g/tonne	6.97	4.60	2.74	4.64	5.30
Gold produced	- oz (000)	510	98	78	242	928
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	17,519	140	-	-	17,659
Recovered grade	- oz/ton	0.006	0.058	-	-	0.007
	- g/tonne	0.22	1.98	-	-	0.23
Gold produced	- oz (000)	124	9	-	-	133
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	28,710	4,233	-	32,942
Mined	- 000 tonnes	-	68,194	14,017	12,040	94,251
Treated	- 000 tonnes	-	11,169	783	495	12,447
Stripping ratio	- ratio	-	4.79	17.67	19.44	6.18
Recovered grade	- oz/ton	-	0.040	0.039	0.162	0.045
	- g/tonne	-	1.38	1.33	5.57	1.54
Gold produced	- oz (000)	-	496	33	89	618
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,491	-	32,540	35,031
Placed	- 000 tonnes	-	551	-	11,088	11,639
Stripping ratio	- ratio	-	29.99	-	2.13	2.34
Recovered grade	- oz/ton	-	0.026	-	0.011	0.012
	- g/tonne	-	0.90	-	0.37	0.40
Gold placed	- oz (000)	-	16	-	133	149
Gold produced	- oz (000)	-	15	-	139	154
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.20	8.34	39.49	15.49	7.10
TOTAL						
Subsidiaries' gold produced	- oz (000)	634	529	111	469	1,744
Joint ventures' gold produced	- oz (000)	-	90	-	-	90
Attributable gold produced	- oz (000)	634	619	111	469	1,834
Minority gold produced	- oz (000)	-	22	-	44	66
Subsidiaries' gold sold	- oz (000)	617	550	108	477	1,752
Joint ventures' gold sold	- oz (000)	-	88	-	-	88
Attributable gold sold	- oz (000)	617	638	108	477	1,840
Minority gold sold	- oz (000)	-	22	-	45	66
Spot price	- $/oz	1,523	1,523	1,523	1,523	1,523
Price received	- $/oz sold	1,529	1,531	1,530	1,526	1,529
Total cash costs	- $/oz produced	893	932	1,541	701	896
Total production costs	- $/oz produced	1,125	1,190	1,764	957	1,144

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - SIX MONTHS ENDED JUNE 2013 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	930	1,012	165	732	-	2,840	(134)	2,705
Cash costs	(595)	(598)	(172)	(421)	(1)	(1,788)	90	(1,698)
By-products revenue	29	2	-	47	-	77	-	77
Total cash costs	(567)	(597)	(171)	(375)	(1)	(1,711)	90	(1,621)
Retrenchment costs	(5)	(3)	-	(2)	-	(9)	1	(8)
Rehabilitation and other non-cash costs	(13)	(8)	2	(5)	-	(24)	-	(24)
Amortisation of assets	(129)	(151)	(27)	(121)	(3)	(431)	3	(428)
Total production costs	(714)	(758)	(196)	(502)	(5)	(2,175)	94	(2,081)
Inventory change	18	(26)	4	47	-	43	(2)	41
Cost of sales	(696)	(784)	(192)	(455)	(5)	(2,132)	92	(2,040)
Adjusted gross profit (loss)	**234**	**228**	**(27)**	**277**	**(5)**	**708**	**(43)**	**665**
Unrealised non-hedge derivatives and other commodity contracts	99	-	-	-	-	100	-	100
Gross profit (loss)	**334**	**228**	**(27)**	**277**	**(5)**	**807**	**(43)**	**765**
Corporate and other costs	(2)	(6)	(1)	(12)	(116)	(136)	2	(134)
Exploration and evaluation costs	(5)	(53)	(23)	(91)	(9)	(180)	21	(158)
Intercompany transactions	-	(52)	(5)	(1)	58	-	-	-
Special items	(295)	(1,892)	13	(965)	(90)	(3,229)	1	(3,228)
Operating profit (loss)	**32**	**(1,774)**	**(42)**	**(791)**	**(160)**	**(2,737)**	**(18)**	**(2,755)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(1)	(7)	2	219	212	(3)	209
Exchange (loss) gain	-	-	-	(5)	4	-	1	-
Share of equity accounted investments profit	-	(178)	-	(2)	(14)	(194)	4	(190)
Profit (loss) before taxation	30	(1,953)	(49)	(796)	49	(2,719)	(16)	(2,735)
Taxation	22	505	13	242	(1)	781	16	797
Profit (loss) for the period	**52**	**(1,448)**	**(36)**	**(554)**	**48**	**(1,938)**	**-**	**(1,938)**
Equity shareholders	52	(1,438)	(36)	(552)	48	(1,926)	-	(1,926)
Non-controlling interests	-	(10)	-	(2)	-	(12)	-	(12)
Operating profit (loss)	32	(1,774)	(42)	(791)	(160)	(2,737)	(18)	(2,755)
Retrenchment costs	5	3	-	2	-	9	(1)	8
Unrealised non-hedge derivatives and other commodity contracts	(99)	-	-	-	-	(100)	-	(100)
Intercompany transactions	-	52	5	1	(58)	-	-	-
Special items	296	1,846	-	964	85	3,191	-	3,191
Share of associates' EBIT	-	-	-	(2)	4	2	19	21
EBIT	**233**	**126**	**(37)**	**173**	**(130)**	**365**	**-**	**365**
Amortisation of assets	129	151	27	121	3	431	(3)	428
Share of associates' amortisation	-	-	-	-	-	-	3	3
EBITDA	**362**	**277**	**(10)**	**294**	**(126)**	**796**	**-**	**796**
Profit (loss) attributable to equity shareholders	52	(1,438)	(36)	(552)	48	(1,926)	-	(1,926)
Special items	295	1,662	-	964	85	3,006	-	3,006
Share of associates' special items	-	178	-	-	15	194	-	194
Taxation on items above	(82)	(494)	-	(327)	-	(902)	-	(902)
Headline earnings (loss)	**265**	**(91)**	**(36)**	**85**	**149**	**372**	**-**	**372**
Unrealised non-hedge derivatives and other commodity contracts	(99)	-	-	-	-	(100)	-	(100)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	27	-	-	-	-	27	-	27
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)	(9)	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(312)	(312)	-	(312)
Adjusted headline earnings (loss)	**192**	**(91)**	**(36)**	**84**	**(173)**	**(23)**	**-**	**(23)**
Ore reserve development capital	114	18	7	48	-	188	-	188
Stay-in-business capital	40	164	37	82	4	327	(19)	308
Project capital	70	247	157	80	-	554	(195)	359
Total capital expenditure	**223**	**429**	**201**	**211**	**4**	**1,069**	**(215)**	**854**
Capitalised leased assets								(19)
Expenditures on intangible assets								(33)
Capital expenditure per statement of cash flows								**802**

Rounding of figures may result in computational discrepancies.

OPERATING RESULTS SIX MONTHS ENDED JUNE 2012		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m²	393	-	-	-	393
Mined	- 000 tonnes	2,598	803	560	1,072	5,033
Milled / Treated	- 000 tonnes	2,293	906	470	1,236	4,904
Recovered grade	- oz/ton	0.231	0.143	0.093	0.163	0.185
	- g/tonne	7.92	4.92	3.20	5.59	6.33
Gold produced	- oz (000)	584	143	48	222	997
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	5,860	229	-	-	6,090
Recovered grade	- oz/ton	0.013	0.004	-	-	0.013
	- g/tonne	0.45	0.14	-	-	0.43
Gold produced	- oz (000)	84	1	-	-	85
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	29,732	1,293	-	31,025
Mined	- 000 tonnes	-	69,996	3,668	11,306	84,970
Treated	- 000 tonnes	-	12,079	1,271	447	13,797
Stripping ratio	- ratio	-	4.72	2.65	22.49	5.19
Recovered grade	- oz/ton	-	0.048	0.065	0.180	0.053
	- g/tonne	-	1.63	2.22	6.17	1.83
Gold produced	- oz (000)	-	633	91	89	812
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	4,357	-	32,650	37,007
Placed	- 000 tonnes	-	498	-	10,689	11,187
Stripping ratio	- ratio	-	18.31	-	2.12	2.46
Recovered grade	- oz/ton	-	0.022	-	0.012	0.013
	- g/tonne	-	0.75	-	0.42	0.43
Gold placed	- oz (000)	-	12	-	143	155
Gold produced	- oz (000)	-	12	-	147	160
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz/TEC	4.71	11.46	44.79	18.84	8.61
TOTAL						
Subsidiaries' gold produced	- oz (000)	668	686	139	458	1,951
Joint ventures' gold produced	- oz (000)	-	103	-	-	103
Attributable gold produced	- oz (000)	668	789	139	458	2,054
Minority gold produced	- oz (000)	-	22	-	40	61
Subsidiaries' gold sold	- oz (000)	642	711	141	462	1,957
Joint ventures' gold sold	- oz (000)	-	102	-	-	102
Attributable gold sold	- oz (000)	642	813	141	462	2,059
Minority gold sold	- oz (000)	-	22	-	42	63
Spot price	- $/oz	1,651	1,651	1,651	1,651	1,651
Price received	- $/oz sold	1,656	1,647	1,648	1,645	1,650
Total cash costs	- $/oz produced	811	753	1,237	591	769
Total production costs	- $/oz produced	1,050	936	1,348	834	979

Recovered grade calculated using a short ton.

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - SIX MONTHS ENDED JUNE 2012 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received	1,063	1,376	232	822	-	3,493	(168)	3,325
Cash costs	(581)	(616)	(172)	(392)	24	(1,738)	114	(1,624)
By-products revenue	40	3	-	61	-	104	-	104
Total cash costs	(542)	(613)	(172)	(331)	23	(1,634)	114	(1,520)
Retrenchment costs	(4)	(1)	-	(2)	-	(6)	-	(6)
Rehabilitation and other non-cash costs	(5)	(14)	-	(15)	-	(35)	-	(34)
Amortisation of assets	(151)	(132)	(15)	(106)	(5)	(409)	4	(405)
Total production costs	(702)	(759)	(187)	(454)	18	(2,083)	119	(1,965)
Inventory change	25	(19)	(3)	34	-	38	(2)	36
Cost of sales	(676)	(778)	(190)	(419)	18	(2,045)	117	(1,928)
Adjusted gross profit (loss)	**387**	**598**	**42**	**402**	**18**	**1,448**	**(51)**	**1,397**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Gross profit (loss)	**387**	**598**	**42**	**402**	**18**	**1,448**	**(51)**	**1,397**
Corporate and other costs	(4)	(5)	(1)	(19)	(143)	(172)	-	(171)
Exploration and evaluation costs	(3)	(42)	(38)	(65)	(17)	(166)	2	(165)
Intercompany transactions	-	(37)	(6)	(1)	44	-	-	-
Special items	(1)	3	25	2	(3)	25	-	25
Operating profit (loss)	**379**	**516**	**22**	**319**	**(101)**	**1,135**	**(49)**	**1,086**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(3)	(3)	1	(1)	103	98	-	98
Exchange gain (loss)	-	4	-	1	1	6	-	6
Share of equity accounted investments profit (loss)	-	-	-	(9)	(13)	(22)	35	14
Profit (loss) before taxation	376	517	23	311	(9)	1,217	(13)	1,204
Taxation	47	(224)	(9)	(135)	1	(321)	13	(308)
Profit (loss) for the period	**423**	**293**	**14**	**175**	**(8)**	**896**	**-**	**896**
Equity shareholders	423	303	14	159	(15)	884	-	884
Non-controlling interests	-	(10)	-	16	7	12	-	12
Operating profit (loss)	379	516	22	319	(101)	1,135	(49)	1,086
Retrenchment costs	4	1	-	2	-	6	-	6
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Intercompany transactions	-	37	6	1	(44)	-	-	-
Special items	4	(9)	-	1	1	(3)	-	(3)
Share of associates' EBIT	-	-	-	(9)	(4)	(13)	49	36
EBIT	**386**	**545**	**28**	**314**	**(148)**	**1,125**	**-**	**1,125**
Amortisation of assets	151	132	15	106	5	409	(4)	405
Share of associates' amortisation	-	-	-	-	-	-	4	4
EBITDA	**537**	**677**	**43**	**420**	**(143)**	**1,534**	**-**	**1,534**
Profit (loss) attributable to equity shareholders	423	303	14	159	(15)	884	-	884
Special items	4	(9)	-	1	1	(3)	-	(3)
Share of associates' special items	-	-	-	-	9	9	-	9
Taxation on items above	(1)	3	-	-	-	1	-	1
Headline earnings (loss)	**425**	**297**	**14**	**160**	**(5)**	**892**	**-**	**892**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bond	-	-	-	-	(67)	(67)	-	(67)
Fair value adjustment on mandatory convertible bond	-	-	-	-	(108)	(108)	-	(108)
Adjusted headline earnings (loss)	**425**	**297**	**14**	**160**	**(181)**	**716**	**-**	**716**
Ore reserve development capital	120	24	9	32	-	185	-	185
Stay-in-business capital	55	230	9	43	17	353	(4)	349
Project capital	60	128	77	90	-	355	(85)	270
Total capital expenditure	**236**	**382**	**94**	**165**	**17**	**893**	**(89)**	**805**
Capitalised leased assets								(3)
Expenditures on intangible assets								(28)
Capital expenditure per statement of cash flows								**774**

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: (Shares)   AGD
LES : (Dis)   AGD
NYSE: AU
ASX: AGG
GhSE: (Shares)   AGA
GhSE: (GhDS)   AAD

JSE Sponsor: UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: 020 7796 8644
Fax: 020 7796 8645
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
AM O'Neill ~ (Executive Director: Business and Technical Development) (Resigned from Board - 19 July 2013)
RN Duffy^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive
T T Mboweni^ (Chairman)
R Gasant^
Ms N P January-Bardill^
M J Kirkwood*
Prof L W Nkuhlu^
S M Pityana^
R J Ruston~

* British   ^ South African
~ Australian   § Indian

Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts
South Africa
Fundisa Mgidi
Telephone: +27 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@AngloGoldAshanti.com

United Kingdom
Michael Bedford
Telephone: +44 (0) 1225 93 8483
Mobile: +44 (0) 779 497 7881
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-mail: sbailey@AngloGoldAshanti.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 07, 2013

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary